Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

AMYLIN PHARMACEUTICALS, INC.

at

$31.00 Net Per Share

by

B&R ACQUISITION COMPANY,

a wholly–owned subsidiary of

BRISTOL–MYERS SQUIBB COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON TUESDAY, AUGUST 7, 2012, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of June 29, 2012 (the “Merger Agreement”), by and among Bristol–Myers Squibb Company, a Delaware corporation (“Parent”), B&R Acquisition Company, a Delaware corporation and a wholly–owned subsidiary of Parent (“Purchaser”), and Amylin Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $31.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving corporation in the Merger continuing as a wholly–owned subsidiary of Parent (the “Surviving Company”). As a result of the Merger, each Share (other than Shares owned by Parent, Purchaser or the Company, or by any stockholder of the Company who or which is entitled to and properly exercises appraisal rights under Delaware law) will at the effective time of the Merger be converted into the right to receive the Offer Price.

After careful consideration, the board of directors of the Company (the “Company Board”), has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined below) and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger if required by applicable law.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there being validly tendered in accordance with the terms of the Offer and not validly withdrawn (not counting as validly tendered any Shares tendered in the Offer pursuant to procedures for guaranteed delivery and not actually delivered) prior to 5:00 PM, New York City time, on Tuesday, August 7, 2012 (the “Expiration Date,” unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), a number of Shares which, together with Shares then beneficially owned by Parent and Purchaser (if any), represents at least a majority of the total number of then outstanding Shares on a fully diluted basis (which total number shall be the number of Shares issued and outstanding plus the number of Shares which the Company would be required to issue pursuant to any then outstanding warrants, options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable or exercisable, convertible or exchangeable as a result of the consummation of the Offer). The foregoing condition is referred to as the “Minimum Condition.” The Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company. Based on information provided to Purchaser and Parent by the Company, and assuming no additional Shares are issued or stock options or other rights to acquire Shares are issued, vest or become exercisable after July 5, 2012, the aggregate number of Shares that Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals approximately 93,030,828 Shares, which is approximately 56.81% of the outstanding Shares as of July 5, 2012. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears below. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to Wells Fargo Bank, N.A., in its capacity as depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or tender your Shares by book–entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book–entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Georgeson, Inc., as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

SUMMARY TERM SHEET

Purchaser, a wholly–owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company at a price of $31.00 net per Share in cash (less any applicable withholding taxes and without interest), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions that you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Who is offering to buy my Shares?

B&R Acquisition Company, a wholly–owned subsidiary of Bristol–Myers Squibb Company, a Delaware corporation, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through a merger transaction. See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to cause Purchaser to consummate the Merger. Upon consummation of the Merger, the Surviving Company would be a wholly–owned subsidiary of Parent.

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $31.00 per Share, net to you in cash, without interest and less any applicable withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 5:00 PM, New York City time, on Tuesday, August 7, 2012, to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement (as the date of the expiration of the Offer may be extended, the “Expiration Date”). Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three Nasdaq (as defined below) trading days. For the tender to be valid, however, the Depositary must receive the missing items within such three-trading-day period. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger, dated as of June 29, 2012, provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Certain Conditions of the Offer.”

What are the most significant conditions to the Offer?

We are not obligated to purchase any Shares unless, prior to the Expiration Date:

•

there has been validly tendered and not properly withdrawn (not counting as validly tendered any Shares tendered pursuant to guaranteed delivery and not actually delivered) a number of Shares that, together with Shares beneficially owned by Parent and Purchaser (if any) constitute at least a majority of the total number of then outstanding Shares on a fully diluted basis (which total number shall be the number of Shares issued and outstanding plus the number of Shares which the Company would be required to issue pursuant to any then outstanding options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable or exercisable, convertible or exchangeable as a result of the consummation of the Offer). The foregoing condition is referred to as the “Minimum Condition”;

•	any applicable waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated; and

•	we are not prohibited from consummating the Offer or the Merger by any applicable law or court order.

The Company has advised Parent that, as of the close of business on July 5, 2012, (i) 163,768,702 Shares were issued and outstanding, (ii) zero Shares were held by the Company as treasury shares or held by subsidiaries of the Company (iii) 17,752,529 Shares were reserved for issuance upon exercise of outstanding Company stock options pursuant to the Company’s equity compensation plans (of which 12,320,526 Shares were reserved for issuance upon exercise of outstanding Company stock options that are currently vested and exercisable), (iv) 1,552,376 Shares were reserved for issuance upon settlement of outstanding restricted stock units pursuant to the Company’s equity compensation plans and (v) 9,415,425 Shares were reserved for issuance upon conversion of the Company’s 3.00% Convertible Notes due 2014. Based on information provided to Purchaser and Parent by the Company, and assuming no additional Shares are issued or, stock options or other rights to acquire Shares are issued, vest or become exercisable after July 5, 2012, the aggregate number of Shares that Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals approximately 93,030,828 Shares, which is approximately 56.81% of the outstanding Shares as of July 5, 2012.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer?

Yes. If the conditions to the Offer are satisfied, Parent will provide us with sufficient funds to acquire all of the Shares validly tendered in the Offer and not validly withdrawn and to complete the Merger. Parent expects to obtain the necessary funds from existing cash balances and borrowings, including from expansion of existing credit lines, money markets and/or capital markets transactions. Parent is still evaluating these financing transactions and, as of the date of this Offer to Purchase, no definitive arrangements have been entered into with respect to any expansion of credit lines, money markets and/or capital markets transactions. The Offer is not conditioned on any financing arrangement. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

we, through our parent company (Parent), will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger and we, through our parent company (Parent), will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

See Section 9—“Source and Amount of Funds.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. In some cases, we are required to extend the Offer beyond its initial Expiration Date, but in no event will we be required to extend the Offer beyond the Outside Date (as defined below). We have agreed in the Merger Agreement that so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, we are required to extend our Offer beyond its initial Expiration Date for any period required by any rule or regulation of the SEC or its staff or The Nasdaq Stock Market (“Nasdaq”). Pursuant to the Merger Agreement, so long as the Merger Agreement has not been terminated in accordance with its terms, Purchaser may extend the Offer for one or more successive periods of up to 10 business days if any conditions to the Offer have not been satisfied or waived. In addition, if any conditions to the Offer have not been satisfied or waived, Purchaser will also be required to extend the Offer until the Outside Date in the same way if requested by the Company.

Following our acceptance of Shares tendered in the Offer, we may, without the consent of the Company, provide a subsequent offering period in accordance with Rule 14d–11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If requested by the Company, Purchaser will, and Parent will cause Purchaser to, make available a subsequent offering period of not less than 5 business days and extend such subsequent offering period for an additional 5 business days; provided that Purchaser will not be required to make available such subsequent offering period or extend such subsequent offering period if Parent and Purchaser, directly or indirectly, own at least 90% of the outstanding Shares prior to the commencement of such subsequent offering period (after taking into account the exercise of the Top-Up Option (as defined below)).

We are not required to extend the Offer or the Expiration Date beyond the Outside Date. The Outside Date depends on the reason for the extension of the Offer. The “Outside Date” means December 31, 2012, unless the only condition to the Offer that has not been satisfied is that relating to required antitrust approvals, in which case the “Outside Date” will automatically be extended until March 31, 2013.

If we extend the time period of this Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 AM, New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book–entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal (or a facsimile thereof) or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the Expiration Date. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the Expiration Date, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the Expiration Date by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the Expiration Date to arrange for the withdrawal of your Shares in a timely manner. However, Shares tendered during a subsequent offering period, if any, may not be withdrawn. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of a notice of withdrawal (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

What does the board of directors of the Company think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Company Board. The Company Board has:

•

determined that the Merger Agreement and the transactions contemplated thereby, including the Top-Up Option, the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; and

•

recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, if required by applicable law, adopt and approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 under the Exchange Act, that will be mailed to the stockholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. As a result of the Merger, each Share (other than Shares owned by Parent, Purchaser or the Company, or by any stockholder of the Company who or which is entitled to and properly exercises appraisal rights under Delaware law) will at the effective time of the Merger be converted into the right to receive the Offer Price. If the Merger takes place, the Company will no longer be publicly-owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Company’s common stock will no longer be eligible to be traded on Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who properly comply with all of the applicable legal requirements will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you comply with the applicable legal requirements under Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares. This value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the then outstanding Shares (other than Shares held by Parent, Purchaser or the Company, or by any stockholder of the Company who is entitled to and properly exercises appraisal rights) will be converted into the right to receive an amount in cash equal to the Offer Price without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available in the Offer. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On June 29, 2012, the last trading day before we announced the transaction, the last sale price of the common stock of the Company reported on Nasdaq was $28.20 per Share. On July 9, 2012, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $30.74. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. On June 29, 2012, concurrently with the execution of the Merger Agreement, each of Daniel M. Bradbury, Mark G. Foletta, Orville G. Kolterman and Mark J. Gergen entered into a Tender and Support Agreement (the “Support Agreement”) with the Parent, Purchaser and, solely with respect to certain sections thereof, the Company. Collectively, these stockholders have beneficial ownership of an aggregate of 4,823,527 Shares (including Shares represented by vested and unvested options they hold), or approximately 3% of the Shares (taking into account, for purposes of determining the aggregate Shares, the Company’s currently outstanding Shares and assuming the exercise of only the vested and unvested options held by the stockholders who entered into the Support Agreement). See Section 11—“The Merger Agreement.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $31.00 in cash without interest (and less any applicable withholding taxes) promptly following the Expiration Date. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What is the Top–Up Option and when could it be exercised?

The Company has granted, subject to certain conditions, Purchaser an irrevocable option to purchase (the “Top–Up Option”), at any time prior to the effective time of the Merger, a number of newly-issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares held by Parent and Purchaser at the time of such exercise, constitutes one Share more than the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option). The Top–Up Option is intended to expedite the timing of the completion of the Merger by permitting Purchaser to effect a “short–form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the Company’s stockholders would be assured because of Parent’s and Purchaser’s ownership of a majority of the Shares following completion of the Offer. The Top-Up Option is not exercisable if the number of Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares. See Section 11—“The Merger Agreement” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

What are the United States Federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States Federal income tax purposes. In general, if you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), you will recognize gain or loss equal to the difference, if any, between your adjusted tax basis in the Shares you tender pursuant to the Offer or exchange pursuant to the Merger and the amount of cash you receive for those Shares. If you are a United States Holder and you hold your Shares as capital assets for United States Federal income tax purposes, the gain or loss that you recognize will be a capital gain or loss and will be treated as a long–term capital gain or loss if you have held the Shares for more than one year at the time of disposition pursuant to the Offer or the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States Federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares pursuant to the Merger.

You are urged to consult your own tax advisers to determine the particular tax consequences to you of the Offer and the Merger (including the application and effect of any state, local or non-United States income and other tax laws).

Who should I talk to if I have additional questions about the Offer?

You may call Georgeson, Inc. toll–free at 888-663-7851 or Citigroup Global Markets Inc. (“Citi”) at 212-816-7837. Georgeson, Inc. is acting as the information agent and Citi is acting as the dealer manager for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

B&R Acquisition Company (“Purchaser”), a Delaware corporation and a wholly–owned subsidiary of Bristol–Myers Squibb Company, a Delaware corporation (“Parent”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Amylin Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a price of $31.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes (such amount per Share, or any different amount per Share that may be paid pursuant to the Offer (as defined below) in accordance with the terms of the Merger Agreement (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 5:00 PM, New York City time, on Tuesday, August 7, 2012, unless the Offer is extended in accordance with the terms of the Merger Agreement (as the date of the expiration of the Offer may be extended, the “Expiration Date”).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of June 29, 2012 (the “Merger Agreement”), by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of Shares in the Offer, Purchaser and the Company will merge (the “Merger”), with the Company as the surviving Company in the Merger continuing as a wholly–owned subsidiary of Parent (the “Surviving Company”). According to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares directly owned by Parent or Purchaser or held by the Company, all of which will be cancelled, and other than Shares that are held by stockholders, if any, who are entitled to and have properly exercised their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will be automatically converted into the right to receive the Offer Price in cash (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity securities of the Company.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Wells Fargo Bank, N.A., as depositary for the Offer (the “Depositary”), Georgeson, Inc., as information agent for the Offer (the “Information Agent”), and Citigroup Global Markets Inc., as dealer manager for the Offer (the “Dealer Manager”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

After careful consideration, the board of directors of the Company (the “Company Board”), has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (as defined below), and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders. Accordingly, the Company Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer and vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger if required by applicable laws (the “Company Board Recommendation”).

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D–9 (the “Schedule 14D–9”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, there having been validly tendered in accordance with the terms of the Offer, and not validly withdrawn (not counting as validly tendered any Shares tendered in the Offer pursuant to procedures for guaranteed delivery and not actually delivered) prior to the Expiration Date a number of Shares which, together with Shares then owned by Parent and Purchaser (if any), represents a majority of the total number of then outstanding Shares on a fully diluted basis (which total number shall be the number of Shares issued and outstanding plus the number of Shares which the Company would be required to issue pursuant to any then outstanding options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable or exercisable, convertible or exchangeable as a result of the consummation of the Offer). The foregoing condition is referred to as the “Minimum Condition.” The Offer is also conditioned on the expiration or termination prior to the expiration of the Offer of any waiting period (and any extension thereof) applicable to the Offer or the Merger under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and Purchaser not being prohibited from consummating the Offer or the Merger by any applicable law or court order. The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

The Company has advised Parent that, as of the close of business on July 5, 2012, (i) 163,768,702 Shares were issued and outstanding, (ii) zero Shares were held by the Company as treasury shares or held by subsidiaries of the Company (iii) 17,752,529 Shares were reserved for issuance upon exercise of outstanding Company stock options pursuant to the Company’s equity compensation plans (of which 12,320,526 Shares were reserved for issuance upon exercise of outstanding Company stock options that are currently vested and exercisable), (iv) 1,552,376 Shares were reserved for issuance upon settlement of outstanding restricted stock units pursuant to the Company’s equity compensation plans and (v) 9,415,425 Shares were reserved for issuance upon conversion of the Company’s 3.00% Convertible Notes due 2014. As of the date of this Offer to Purchase, none of Parent, Purchaser, or any person listed on Schedule I beneficially owns any Shares. Based on information provided to Purchaser and Parent by the Company, and assuming no additional Shares are issued or, stock options or other rights to acquire Shares are issued, vest or become exercisable after July 5, 2012, the aggregate number of Shares that Purchaser must acquire in the Offer in order to satisfy the Minimum Condition equals approximately 93,030,828 Shares, which is approximately 56.81% of the outstanding Shares as of July 5, 2012.

The Merger Agreement provides that, promptly after the initial acceptance for payment by Purchaser of the Shares tendered pursuant to the Offer (the “Acceptance Time”), Parent is entitled to designate a number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (giving effect to any increase in the number of directors pursuant to the next sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent and Purchaser at such time (including Shares so accepted for payment and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option) represents as a fraction of the total number of Shares then outstanding on a fully diluted basis; provided that the Company Board will have at least three directors who were members of the Company Board on the date of the Merger Agreement and who are independent directors (“Independent Directors”). The Company will, upon request of Parent, use its reasonable best efforts to cause Parent’s designees to be so elected or appointed, including increasing the size of the Company Board and/or seeking the resignations of one or more incumbent directors as appropriate. The Company will also cause (a) each committee of the Company Board (other than the audit committee, which shall consist solely of Independent Directors), (b) the board of directors of each of its subsidiaries and (c) each committee of such board of directors of each of its subsidiaries to include persons designated by Parent constituting the same percentage of each such committee or board as Parent’s designees constitute on the Company Board. The Company’s obligations with respect to Parent’s designees to the Company Board is subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.

The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the then outstanding Shares entitled to vote thereon. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other stockholder of the Company. The Company has agreed, if required, to cause a meeting of its stockholders to be held as promptly as practicable following the Acceptance Time for the purposes of considering and taking action upon the approval of the Merger Agreement and the Merger. This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies at this time. If Purchaser acquires at least 90% of the Shares in the Offer and pursuant to the Top–Up Option (as defined below), if applicable, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger under the DGCL without a stockholders’ meeting and without the approval of the Company’s stockholders. See Section 11—“The Merger Agreement.”

The material United States Federal income tax consequences of the tender of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means 5:00 PM, New York City time, on Tuesday, August 7, 2012, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended (other than any extension with respect to a Subsequent Offering Period described below), expires; provided, however, that we are not required to extend the Expiration Date beyond the Outside Date. The Outside Date depends on the reason for the extension of the Offer. The “Outside Date” means December 31, 2012, unless the only condition to the Offer that has not been satisfied is that relating to antitrust approvals, in which case the “Outside Date” will automatically be extended until March 31, 2013.

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer” (each, an “Offer Condition”). Subject to the provisions of the Merger Agreement, Purchaser may waive any or all of the Offer Conditions (other than the Minimum Condition) without the written consent of the Company.

The Merger Agreement provides that Purchaser will, so long as neither the Company nor Parent terminates the Merger Agreement in accordance with its terms, extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or The Nasdaq Stock Market (“Nasdaq”), that is applicable to the Offer. Pursuant to the Merger Agreement, so long as the Merger Agreement has not been terminated in accordance with its terms, Purchaser may extend the Offer for one or more successive periods of up to 10 business days if any conditions to the Offer have not been satisfied or waived. In addition, if any conditions to the Offer have not been satisfied or waived, Purchaser will also be required to extend the Offer until the Outside Date in the same way if requested by the Company.

Following Purchaser’s acceptance of Shares tendered in the Offer, Purchaser may, without the consent of the Company, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act (a “Subsequent Offering Period”). If requested by the Company, Purchaser will, and Parent will cause Purchaser to, make available a Subsequent Offering Period of not less than five business days and extend such Subsequent Offering Period for an additional five business days; provided that Purchaser will not be required to make available such Subsequent Offering Period or extend such Subsequent Offering Period if Parent and Purchaser, directly or indirectly, own at least 90% of the outstanding Shares prior to the commencement of such Subsequent Offering Period (after taking into account the exercise of the Top-Up Option). A Subsequent Offering Period is an additional period of time of not less than three nor more than 20 business days in length, beginning after Purchaser initially accepts for purchase Shares tendered in the Offer, during which time stockholders may validly tender, but not withdraw, their Shares and receive the Offer Price. Rule 14d–11 under the Exchange Act provides that Purchaser may provide for a Subsequent Offering Period so long as, among other things, (i) the initial offering period remained open for a minimum of 20 business days and has expired, (ii) the Offer is for all outstanding shares, (iii) Purchaser accepts and promptly pays for all Shares validly tendered during the Offer prior to the Expiration Date, (iv) Purchaser announces the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 AM, New York City time, on the next business day after the Expiration Date and immediately begins a Subsequent Offering Period, (v) Purchaser immediately accepts and promptly pays for Shares as they are validly tendered during a Subsequent Offering Period, and (vi) Purchaser offers the same form and amount of consideration to holders of Shares in both the initial offering period and a Subsequent Offering Period. If Purchaser elects to or is required to provide for a Subsequent Offering Period, it will announce the Subsequent Offering Period by issuing a press release to a national news service prior to 9:00 AM, New York City time, on the next business day after the Expiration Date.

Subject to the applicable rules and regulations of the SEC and Nasdaq and the provisions of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to extend the Offer if any of the Offer Conditions have not occurred, (ii) to waive any of the Offer Conditions (other than the Minimum Condition), or (iii) to otherwise amend the Offer in any respect (except with respect to certain terms and conditions of the Offer, as provided in the Merger Agreement; See Section 11—“The Merger Agreement”), in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights described under Section 15—“Certain Conditions of the Offer.” Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 AM, New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e–1(d) under the Exchange Act. Subject to applicable law (including Rules 14d–4(d) and 14d–6(c) under the Exchange Act, which requires that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day other than Saturday, Sunday or a federal holiday, and will consist of the time period from 12:01 AM through 12:00 midnight, New York City time.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e–1(c) under the Exchange Act, which requires that a purchaser making a tender offer pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or the Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d–4(d), 14d–6(c) and 14e–1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Date, Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the 10th business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such 10th business day.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Date pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e–1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e–1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation (a “Book–Entry Confirmation”) of a book–entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book–Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book–entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book–Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e–1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price for Shares be paid, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book–entry transfer into the Depositary’s account at the Book–Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book–Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book–entry transfer described below and a Book–Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book–Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book–Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book–Entry Transfer Facility may make a book–entry delivery of Shares by causing the Book–Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book–Entry Transfer Facility in accordance with the Book–Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book–entry transfer at the Book–Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to a Subsequent Offering Period, if it is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book–Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book–Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book–Entry Confirmation, that states that the Book–Entry Transfer Facility has received an express acknowledgment from the participant in the Book–Entry Transfer Facility tendering the Shares that are the subject of such Book–Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

For Shares to be validly tendered during a Subsequent Offering Period, if it is provided, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during a Subsequent Offering Period.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book–Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad–15 of the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or the stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book–entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book–Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book–entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book–Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book–Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery which are not actually delivered prior to the Expiration Date will not be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Share Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book–Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book–entry transfer, receipt of a Book–Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys–in–fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the Expiration Date. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book–entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book–Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re–tendered at any time prior to the Expiration Date or during a Subsequent Offering Period (if any) by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period, if it is provided, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge our determination in a court of competent jurisdiction. None of Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of the material United States Federal income tax consequences to beneficial owners of Shares upon the tender of Shares for cash pursuant to the Offer or the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States Federal income taxation that may be relevant to a holder of Shares in light of his, her or its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspect of the United States Federal alternative minimum tax or any aspect of United States Federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended (the “Code”), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States Federal income tax laws, including:

•	a bank or other financial institution;

•	a tax–exempt organization;

•	a retirement plan or other tax–deferred account;

•	a partnership, an S corporation or other pass–through entity (or an investor in a partnership, S corporation or other pass–through entity);

•	an insurance company;

•	a regulated investment company;

•	a real estate investment trust;

•	a dealer or broker in stocks, securities, currencies or notional principal contracts;

•	a trader in securities that elects mark–to–market treatment;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Shares that received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a holder of Shares that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, synthetic security, constructive sale, conversion or other integrated transaction;

•	a United States expatriate;

•	a controlled foreign corporation;

•	a passive foreign investment company;

•	any holder of Shares that entered into the Support Agreement as part of the transactions described in this Offer to Purchase; or

•	a holder of Shares that owns or has owned 5% or more of the Shares (whether such ownership is actual or constructive).

If a partnership (including any entity or arrangement treated as a partnership for United States Federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership holding Shares should consult their own tax advisers regarding the tax consequences of tendering their Shares pursuant to the Offer or exchanging their Shares pursuant to the Merger.

For purposes of the following summary, the term “United States Holder” means a beneficial owner of Shares that is, for United States Federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States Federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States Federal income taxation regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons (as defined for United States Federal income tax purposes) have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a United States person.

A “non-United States Holder” is generally a beneficial owner of Shares that is not a United States Holder.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) with respect to the matters discussed in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States Federal income tax consequences to a holder of Shares. We urge you to consult your own tax adviser with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including Federal estate, gift and other non–income tax consequences, and tax consequences under state, local or non-United States tax laws.

Consequences of the Offer and the Merger to United States Holders

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States Federal income tax purposes. In general, a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged pursuant to the Merger. Such gain or loss will be capital gain or loss, and will be long–term capital gain or loss if such United States Holder’s holding period for the Shares is more than one year at the time of the disposition pursuant to the Offer or the Merger. Long–term capital gain recognized by certain non-corporate United States Holders generally is subject to tax at a lower rate than short–term capital gain or ordinary income. For both corporate and non-corporate United States Holders, there are limitations on the deductibility of capital losses.

Consequences of the Offer and the Merger to Non–United States Holders

A non–United States Holder generally will not be subject to United States Federal income tax on any gain realized on the exchange of Shares pursuant to the Offer or the Merger provided that (i) the gain is not effectively connected with the conduct of a trade or business by the non-United States Holder in the United States and (ii) in the case of a non-United States Holder that is an individual, such non-United States Holder is not present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, or such non-United States Holder is eligible for relief under an applicable income tax treaty. If the gain is effectively connected with a non-United States Holder’s conduct of a trade or business within the United States, such gain will be subject to United States Federal income tax, net of certain deductions, at the same rates applicable to United States persons. For a non-United States Holder that is a corporation, such effectively connected gain may also be subject to a “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). If the gain is effectively connected with a non-United States Holder’s conduct of a trade or business in the United States but, under an applicable income tax treaty, is not attributable to a permanent establishment maintained by such non-United States Holder in the United States, the gain may be exempt from United States Federal income tax under the income tax treaty. For a non-United States Holder described in (ii) above, the gain realized will be subject to United States Federal income tax at a rate of 30%, although the gain may be offset by certain United States-source capital losses realized during the same taxable year.

Backup Withholding

Under the “backup withholding” provisions of the Code, all payments to which any stockholder would be entitled pursuant to the Offer or the Merger will be subject to backup withholding, currently at a rate of 28%, unless the stockholder is (i) a corporation, a non-United States Holder or another exempt recipient or (ii) provides a taxpayer identification number (“TIN”) and certifies, under penalties of perjury, that (1) the TIN provided is correct, (2) the stockholder is not subject to backup withholding and (3) the stockholder is a United States person. Each United States Holder should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proven in a manner satisfactory to the Depositary. Each non-United States Holder must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to such non-United States Holder’s exempt foreign status in order to qualify as an exempt recipient.

A stockholder’s failure to provide a correct TIN, if required, may subject the stockholder to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against a stockholder’s United States Federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax for any stockholder, such stockholder may obtain a refund by filing a United States Federal income tax return. Each stockholder should consult its, his or her own tax advisers as to such stockholder’s qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6. Price Range of Shares; Dividends.

The Shares are listed on Nasdaq under the symbol “AMLN”. The Shares have been listed on Nasdaq since January 17, 1992. The following table sets forth for the indicated periods the high and low sales prices per Share as reported on Nasdaq since January 1, 2010.

	High	Low
Year Ended 2010:
First Quarter	$23.93	$14.13
Second Quarter	$24.21	$14.85
Third Quarter	$22.09	$17.81
Fourth Quarter	$21.95	$9.51
Year Ended 2011:
First Quarter	$16.65	$10.25
Second Quarter	$14.28	$11.00
Third Quarter	$14.60	$9.12
Fourth Quarter	$12.23	$8.03
Year Ending 2012:
First Quarter	$25.84	$10.68
Second Quarter	$28.49	$22.25
Third Quarter (through July 9, 2012)	$30.79	$30.64

On June 29, 2012, the last trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of Shares reported on Nasdaq was $28.20 per share; therefore, the Offer Price of $31.00 per share represents a premium of approximately 10% over such price. On July 9, 2012, the last trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on Nasdaq was $30.74 per share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company has never declared or paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless consented to by Parent in writing.

7. Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10–K for the fiscal year ended December 31, 2011, and is qualified in its entirety by reference to such report.

General. The Company is a Delaware corporation with principal executive offices located at 9360 Towne Centre Drive, San Diego, CA 92121. The Company’s telephone number at its corporate headquarters is (858) 552-2200. The Company is a biopharmaceutical company committed to improving the lives of people with diabetes and other metabolic diseases through the discovery, development and commercialization of innovative medicines. It is marketing two first-in-class medicines to treat diabetes, BYETTA (exenatide) injection and SYMLIN (pramlintide acetate) injection. The Company is also marketing the first and only once-weekly diabetes treatment, BYDUREON™ (exenatide extended-release for injectable suspension). BYDUREON is an extended-release medication for type 2 diabetes that provides continuous glycemic control in a once-weekly dose.

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the

Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at http://www.Amylin.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Although Purchaser has no knowledge that any such information is untrue, Purchaser takes no responsibility for the accuracy or completeness of information contained in this Offer to Purchase with respect to the Company or any of its subsidiaries or affiliates or for any failure by the Company to disclose any events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware corporation with its principal executive offices located at 345 Park Avenue, New York, New York 10154–0037. The telephone number of Parent is (212) 546–4000. Parent is a global biopharmaceutical company whose mission is to discover, develop and deliver innovative medicines that help patients prevail over serious diseases. Parent is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products on a global basis.

Purchaser is a Delaware corporation with its principal offices located at 345 Park Avenue, New York, New York 10154–0037. The telephone number of Purchaser is (212) 546–4000. Purchaser is a wholly-owned subsidiary of Parent. Purchaser was formed for the purpose of making a tender offer for all of the Shares of the Company and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the last five years for each director of Parent and Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of each of the executive officers of Parent and Purchaser and certain other information are set forth in Schedule I hereto.

Certain Relationships Between Parent, Purchaser and the Company. Except as described in this Offer to Purchase, (i) none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority–owned subsidiary of Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Parent, Purchaser nor, to the best knowledge of Parent, any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

Except as provided in the Merger Agreement and the Support Agreement or as otherwise described in this Offer to Purchase, none of Parent, Purchaser, or their subsidiaries, nor, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries.

Except as set forth in this Offer to Purchase, none of Parent, Purchaser nor, to the best knowledge of Parent or Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Parent or any of its subsidiaries or, to the best knowledge of Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two years.

None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d–3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, Parent is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1–800–SEC–0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549–0213 at prescribed rates.

9. Source and Amount of Funds.

The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer. Parent and Purchaser estimate that the total amount of funds required to purchase all of the Shares pursuant to the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement and the Assumption Agreement is approximately $7.3 billion, including related transaction fees and expenses. Parent will have sufficient funds to consummate the purchase of Shares in the Offer and the Merger and the other transactions described above and elsewhere in this Offer to Purchase, and will cause Purchaser to have sufficient funds available to consummate such transactions. Parent expects to obtain the necessary funds from existing cash balances and borrowings, including from expansion of existing credit lines, money markets and/or capital markets transactions. Parent is still evaluating these financing transactions and, as of the date of this Offer to Purchase, no definitive arrangements have been entered into with respect to any expansion of credit lines, money markets and/or capital markets transactions.

Purchaser does not think its financial condition is relevant to the decision of holders of Shares whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	the Offer is not subject to any financing condition;

•

Purchaser, through its parent company, Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn in light of Parent’s financial capacity in relation to the amount of consideration payable; and

•

if Purchaser consummates the Offer, Purchaser will acquire all remaining Shares for the same cash price in the Merger and Purchaser, through its parent company, Parent, will have sufficient funds available to consummate the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

As part of Parent’s continuing transformation into a next generation biopharma leader, Parent is committed to implementing a strategy that it refers to as its “String of Pearls”. Pursuant to this strategy, Parent remains focused on entering into a series of transactions including acquisitions, collaborations, licensing agreements, joint ventures and other business arrangements that are intended to strengthen Parent’s pipeline, technology, capabilities and talent. Accordingly, Parent continues to search for opportunities to complement its internal capabilities with external innovation.

On November 11, 2011, representatives of Evercore Group L.L.C. (“Evercore”) contacted certain members of Parent’s Senior Management Team to discuss the possibility of Parent considering a potential acquisition of the Company. The discussion centered on the then recently public November 7, 2011 Settlement and Termination Agreement between the Company and Eli Lilly and Company (“Eli Lilly”) covering, among other things, the termination of the exenatide collaboration agreement between the parties, the January 28, 2012 FDA review date for Bydureon, and the Company’s commercial infrastructure and the potential U.S. launch of Bydureon. At the time, Evercore had not yet been retained as a financial adviser to Parent with respect to any potential transaction involving the Company.

In late November, 2011, Parent was contacted by representatives of the Company to inquire about whether Parent would be interested in participating in the process the Company was running to license the commercial rights to Byetta and Bydureon in all non-United States markets, and on December 6, 2011, Parent was provided with a draft confidentiality agreement relating to that process.

On December 6, 2011, at a regularly scheduled meeting of Parent’s board of directors, members of Parent’s Senior Management Team discussed with members of Parent’s board of directors senior management’s ongoing evaluation of the Company in connection with its “String of Pearls” strategy and the possibility of pursuing a transaction with the Company, including a potential acquisition of the Company.

During the period December 8, 2011, through January 5, 2012, representatives of Parent and the Company engaged in negotiations regarding the terms of the confidentiality agreement. On January 5, 2012, Parent informed the Company that it would not participate in the Company’s licensing process in non-United States markets given the inability of the parties to reach agreement on the terms of the standstill provision of the confidentiality agreement.

In early January, Evercore was retained by Parent to act as its financial adviser in connection with Parent’s consideration of a potential acquisition of the Company. In early February, 2012, Citigroup Global Markets Inc. (“Citi”) was also retained by Parent to act as its financial adviser in connection with Parent’s consideration of a potential acquisition of the Company.

On February 6, 2012, Mr. Lamberto Andreotti, Parent’s Chief Executive Officer, updated Parent’s board of directors regarding the status of the evaluation of the Company and the potential for Parent to seek to acquire the Company.

On February 15, 2012, Mr. Andreotti contacted Mr. Daniel M. Bradbury, the Company’s Chief Executive Officer, to express Parent’s interest in the Company and its exenatide franchise and to ask Mr. Bradbury to consider entering into discussions with Parent regarding a potential acquisition of the Company by Parent. During the call, Mr. Andreotti proposed an all cash purchase price of $22.00 per share and added that the proposed price was based on publicly available information and had the potential to be modified following the conduct by Parent of a due diligence review of the Company. He also indicated that his proposal had the support of Parent’s Senior Management Team. Mr. Bradbury indicated that he appreciated Parent’s interest in the Company, that the Company was not for sale and that he would speak with members of the Company’s board of directors regarding Parent’s proposal.

Later on February 15, 2012, Parent submitted to Mr. Bradbury confidentially, a preliminary non-binding indication of interest to acquire the Company for a purchase price per share in cash of $22.00 subject to, among other things, the satisfactory completion by Parent of a due diligence review of the Company of the type that is customary in the context of an acquisition of a public company and the receipt by each of Parent and the Company of all requisite corporate and regulatory approvals. The closing price of the Company’s common stock on February 15, 2012, was $17.61 per share.

On February 25, 2012, Mr. Bradbury contacted Mr. Andreotti via e-mail and indicated that Parent’s proposal letter had been shared with the Company’s board of directors and was being considered. He also indicated that he would contact Mr. Andreotti in due course once the Company’s board of directors had completed its review process.

On March 6, 2012, Mr. Bradbury sent a letter to Mr. Andreotti stating that the Company’s board of directors had carefully considered Parent’s proposal and with the assistance of Credit Suisse Securities (USA) LLC (“Credit Suisse”), the Company’s financial adviser, and its external legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden, Arps”), had concluded it was in the best interests of the stockholders for management to pursue the Company’s strategic plan. The letter went on to state that the Company’s board of directors had no interest in pursuing Parent’s unsolicited proposal.

Also on March 6, 2012, at a regularly scheduled meeting of Parent’s board of directors, Mr. Andreotti and other members of Parent’s Senior Management Team discussed with members of Parent’s board of directors the Company’s rejection of Parent’s proposal to acquire the Company. There was a discussion by Parent’s board of directors regarding the strategic value of Byetta and Bydureon to Parent. Following these discussions, Parent’s board of directors agreed that Parent’s Senior Management Team should continue to monitor the Company and its business and operations.

On March 15, 2012, Mr. Bradbury contacted Mr. Andreotti via telephone to reiterate the decision of the Company’s board of directors, and also indicated that the Company had received term sheets in connection with its ongoing European partnering process and asked if Parent would again consider joining that process.

On March 16, 2012, representatives of Parent contacted representatives of Credit Suisse regarding Parent’s proposal to acquire the Company. Representatives of Credit Suisse confirmed to Parent that the Company was not interested in pursuing a business combination transaction at that time. At the end of the call, Parent advised Credit Suisse that Parent would not continue discussions with the Company regarding a potential acquisition by Parent. The closing price of the Company’s common stock on March 27, 2012, was $15.39 per share. The following day, Bloomberg, citing unnamed sources, reported that the Company had rejected a $22.00 per share offer by Parent to acquire the Company. Neither the Company nor Parent commented on the report. The closing price on March 28, 2012, was $23.77 per share.

Following a public announcement that one of the Company’s large stockholders was seeking to force a sale of the Company, during the period April 10, 2012 through April 24, 2012, Parent discussed internally the opportunity presented by an acquisition of the Company. After consideration of the potential options, Parent’s Senior Management Team concluded that while an increased bid price for the Company could not be justified on a standalone basis, the incorporation of the Company’s products into its ongoing diabetes collaboration with AstraZeneca Pharmaceuticals LP (“AstraZeneca”), a wholly owned subsidiary of AstraZeneca PLC, presented the ability to realize substantial synergies and capitalize on innovation opportunities that Parent could not achieve alone. Parent concluded that these substantial anticipated benefits could be reflected in an increased price per share offered to acquire the Company. During this same period, representatives of Parent discussed with representatives of AstraZeneca the benefits of expanding their ongoing diabetes collaboration by including the products of the Company.

The closing price on Friday, April 20, 2012, was $22.92 per share. On Sunday, April 22, 2012, it was publicly reported that the Company had hired Credit Suisse and Goldman, Sachs & Co. (“Goldman Sachs”) as its financial advisers, and Skadden, Arps, as its legal adviser, with a view toward contacting potential buyers of the Company. The closing price on Monday, April 23, 2012, was $26.06 per share.

On April 23, 2012, Mr. Bradbury contacted Mr. Andreotti to inform him that the Company’s board of directors had decided to explore strategic alternatives for the Company including a potential sale, and to inquire as to whether Parent was interested in participating in the process. Mr. Andreotti indicated that he would need to consider a potential acquisition of the Company with the members of Parent’s Senior Management Team and Parent’s board of directors and would thereafter contact Mr. Bradbury to inform him whether Parent would participate in the process.

On May 1, 2012, representatives of Parent and AstraZeneca began to discuss the potential expansion of their ongoing diabetes collaboration through the proposed acquisition of the Company by Parent and began to negotiate the principal modifications that Parent and AstraZeneca would expect to make to the existing terms of that collaboration in the event that Parent were to be successful in its efforts to acquire the Company.

Mr. Andreotti contacted Mr. Bradbury on May 3, 2012 to inform him that Parent was interested in participating in the Company’s process and pursuing an acquisition of the Company. Mr. Andreotti also informed Mr. Bradbury that Parent had determined that the products of the Company would be most valuable if the framework of Parent’s ongoing collaboration with AstraZeneca were expanded to include the Company’s products following an acquisition of the Company by Parent. Mr. Bradbury did not express any objections to AstraZeneca’s working with Parent to assess the value that the Company’s products would add to the Parent/AstraZeneca collaboration. He also indicated that he would request that representatives of Credit Suisse and Goldman Sachs contact the appropriate person at Parent regarding the process.

Also on May 3, 2012, Mr. Charles Bancroft, Parent’s Executive Vice President and Chief Financial Officer, and Mr. Demetrios Kydonieus, Parent’s Vice President, Strategy, Alliances and Transactions, spoke with representatives of Credit Suisse and Goldman Sachs regarding the Company’s sale process and Parent’s proposed arrangements with AstraZeneca.

On May 4, 2012, Parent was informed by Mr. David Brennan, the then Chief Executive Officer of AstraZeneca, that he had contacted Mr. Bradbury to confirm that AstraZeneca would be working with Parent regarding a collaboration to follow Parent’s proposed acquisition of the Company with Parent rather than participating directly in the Company’s sale process.

During the period May 4 through May 8, 2012, representatives of Parent and Skadden, Arps negotiated the terms of a confidentiality agreement between Parent and the Company, which was executed and delivered by each of the parties on May 8, 2012. AstraZeneca entered into a similar confidentiality agreement with the Company on the same date. During the process of negotiations, the parties agreed to certain provisions in the confidentiality agreement that would permit Parent to share information with AstraZeneca during the due diligence process.

On May 8, 2012, Mr. Kydonieus spoke with representatives of Credit Suisse regarding when a process letter would be made available to Parent and the expected timing for the submission of non-binding indications of interest. Mr. Kydonieus was informed that the targeted submission date was May 24, 2012. Later on May 8, 2012, the Company provided Parent with a process letter confirming the foregoing.

During the period May 8 through May 23, 2012, Parent’s representatives and representatives of Kirkland & Ellis LLP, Parent’s legal counsel, Citi and Evercore conducted detailed business, financial, scientific, technical, regulatory, environmental, intellectual property and legal due diligence investigations of the Company and its business and operations utilizing confidential non-public information provided by the Company during such time. In addition to the review of materials provided by the Company, Parent also engaged in discussions with members of the Company’s intellectual property, manufacturing, scientific and technical teams. In light of the anticipated collaboration, representatives of AstraZeneca and its financial adviser, Bank of America Merrill Lynch, and its legal counsel, Davis Polk & Wardwell LLP, also engaged in due diligence. Representatives of Parent and AstraZeneca exchanged views regarding the results of their due diligence.

On May 22, 2012, during a telephonic information session of Parent’s board of directors, Mr. Andreotti and other members of Parent’s Senior Management Team discussed with members of Parent’s board of directors senior management’s continuing interest in pursuing a potential acquisition of the Company and subsequently entering into a collaboration agreement with AstraZeneca covering the Company’s products. There was a discussion by Parent’s board of directors regarding the strategic value to Parent of acquiring the Company, including the rights to Byetta and Bydureon, as well as a potential related collaboration with AstraZeneca. Following these discussions, Parent’s board of directors agreed that Parent’s Senior Management Team should continue to pursue an acquisition of the Company and simultaneously continue discussions with AstraZeneca regarding the related collaboration.

In accordance with the process letter provided by Credit Suisse and Goldman Sachs, Parent submitted on May 24, 2012, a non-binding written proposal regarding an acquisition of the Company for a price per share in the range of $25.00 to $27.00 in cash. The closing price of the Company’s common stock on May 24, 2012, was $25.80 per share. The letter noted Parent’s intention to collaborate with AstraZeneca following Parent’s acquisition of the Company.

On May 29, 2012, Mr. Kydonieus spoke with representatives of Credit Suisse regarding Parent’s proposal to acquire the Company, and was advised that the price range proposed by Parent was significantly lower than proposals received by the Company from other participants in the Company’s sale process. Credit Suisse proposed that a telephone call be scheduled for Mr. Bradbury to further discuss Parent’s proposal with Mr. Andreotti.

On May 30, 2012, Mr. Andreotti spoke with Mr. Bradbury regarding Parent’s proposal. Mr. Andreotti indicated that there remained some critical diligence materials that had not been provided in advance of the May 24th submission date that needed to be considered but that Parent remained serious in its efforts to acquire the Company and was committed to continuing its participation in the Company’s sale process.

During the period June 1 through June 27, 2012, Parent’s representatives and representatives of Kirkland & Ellis continued to conduct detailed business, financial, scientific, technical, regulatory, environmental, intellectual property and legal due diligence investigations of the Company and its business and operations utilizing additional confidential non-public information provided by the Company (some of which had been withheld during the first stage of the Company’s sale process). Parent also continued to engage in discussions with members of the Company’s management team and the Company’s advisers regarding various aspects of the Company’s business and operations. Also during this period, representatives of Parent and of its advisers reviewed the foregoing analysis with representatives of AstraZeneca and its advisers, and representatives of AstraZeneca and its advisers also continued to engage in due diligence. Additionally, Parent and its representatives continued their negotiations of the terms of the proposed collaboration with AstraZeneca and its representatives.

On June 4, 2012, representatives of Parent and Parent’s financial advisers, along with representatives of AstraZeneca and its financial advisers, attended a management presentation by Mr. Bradbury regarding the business and operations of the Company. Following the presentation by Mr. Bradbury, meetings between representatives of Parent and the Company and their respective advisers were held regarding intellectual property, research and development initiatives, finance, manufacturing, regulatory matters and other commercial matters.

On June 8, 2012, Mr. Kydonieus spoke with representatives of Credit Suisse regarding the status of the Company’s sale process. On June 11, 2012, Parent was provided with the Company’s second round process letter as well as an initial draft of a merger agreement. The process letter required comments to the draft merger agreement be submitted on or before June 24, 2012, followed by definitive offers to acquire the Company by June 27, 2012.

On June 20, 2012, members of Parent’s management presented to Parent’s Senior Management Team the findings of Parent’s due diligence investigation of the Company and its business and operations, including financial, scientific, technical, regulatory, manufacturing, intellectual property and legal matters. Following this presentation, Parent’s Senior Management Team carefully considered the due diligence findings, as well as the strategic value of acquiring the Company, including the rights to Byetta and Bydureon, and the effects of such an acquisition on Parent’s diabetes franchise and a potentially expanded relationship with AstraZeneca. Following these discussions, Parent’s Senior Management Team agreed to continue to pursue an acquisition of the Company. Also around this time, representatives of Parent and its advisers reviewed the foregoing analysis with representatives of AstraZeneca and its advisers. Parent and its representatives continued their negotiations of the terms of the proposed collaboration with AstraZeneca and its representatives.

On June 24, 2012, in accordance with the Company’s second round process letter, Kirkland & Ellis LLP submitted to Skadden, Arps, its comments to the draft merger agreement.

On June 25, 2012, Parent’s management presented the scientific and technical due diligence findings regarding the Company, including Byetta and Bydureon, to the Science & Technology Committee of Parent’s board of directors. The presentation included a review of Parent’s due diligence review of the Company and its products, the strategic rationale for the acquisition of the Company and its potential effects on Parent’s diabetes franchise. After careful consideration of the information presented, the members of the Science & Technology Committee of Parent’s board of directors expressed a positive opinion of the Company’s products from a scientific point of view.

On June 26, 2012, Parent convened and held a meeting of its board of directors. During the meeting, Mr. Andreotti and other members of Parent’s Senior Management Team provided Parent’s board of directors with an update on the proposed transactions. Following a careful review of Parent’s due diligence findings, the strategic value of acquiring the Company, and a discussion of the principal financial terms of the proposed acquisition and the subsequent collaboration with AstraZeneca, the board of directors of Parent unanimously approved the delivery to the Company of a definitive proposal to acquire the Company, and the execution, delivery and performance of a merger agreement and the completion of the transactions contemplated by such merger agreement, including the offer and the merger, on such terms as agreed to by Parent’s Senior Management Team.

In accordance with the Company’s second round process letter, on June 27, 2012, Parent submitted to Credit Suisse and Goldman Sachs its definitive proposal to acquire the Company for a price per share of $31.00 in cash. The closing price of the Company’s common stock on June 27, 2012, was $28.04 per share.

On June 27, 2012, following the submission of Parent’s definitive proposal, Mr. Kydonieus contacted representatives of Credit Suisse to confirm its receipt of Parent’s proposal letter. Also on June 27, 2012, Mr. Andreotti contacted Mr. Bradbury to reiterate Parent’s interest in acquiring the Company.

On June 28, 2012, Mr. Bradbury contacted Mr. Andreotti and indicated that the Company’s board of directors had reviewed the proposals that had been received from the participants in the Company’s sale process and were interested in progressing discussions; however, the Company’s board of directors wanted Parent to increase its offer price per share to $32.00 in cash. Mr. Andreotti indicated that the proposal submitted by Parent was fully priced but undertook to discuss Mr. Bradbury’s request with some of the members of Parent’s Senior Management Team and also to consider the effects on Parent’s planned collaboration with AstraZeneca. During this conversation, Mr. Andreotti also inquired about the willingness of the Company to grant exclusivity to Parent as well as to provide to Parent and its representatives access to certain technical diligence material that had not yet been provided for review.

Later on June 28, 2012, Mr. Andreotti contacted Mr. Bradbury and informed him that discussions among members of Parent’s Senior Management Team were continuing, as was the consideration of the potential effects of Mr. Bradbury’s request on the post-acquisition collaboration between Parent and AstraZeneca. Mr. Andreotti also reiterated the need for Parent to complete its due diligence review and for Parent to be granted exclusivity should it decide to continue in negotiations with the Company.

Following Mr. Andreotti’s second call with Mr. Bradbury on June 28, 2012, Mr. Bancroft spoke with representatives of Credit Suisse and Goldman Sachs regarding the transaction process and Parent’s proposal to acquire the Company. Mr. Bancroft reiterated Parent’s view that its proposal of $31.00 per share in cash was fully priced but was informed by Credit Suisse and Goldman Sachs that the Company’s board of directors wanted Parent to increase the price to $32.00 per share.

Representatives of Citi and Evercore subsequently spoke with representatives of Credit Suisse and Goldman Sachs regarding the status of the Company’s sale process, and also were informed that the Company’s board of directors wanted Parent to increase the price to $32.00 per share.

Mr. Bradbury called Mr. Kydonieus reiterating the conversation Mr. Bradbury had with Mr. Andreotti earlier in the day, expressing that he had the support of the Company’s board of directors to sell the Company at $32.00 per share, that he could grant exclusivity at $32.00 per share and that his team would be available for an immediate phone call to finalize Parent’s due diligence review of technical diligence material that had not yet been provided for review.

During this period, Mr. Andreotti and then Dr. Elliot Sigal, Parent’s Executive Vice President, Chief Scientific Officer and President, R&D, and a member of Parent’s board of directors, contacted Mr. Simon Lowth, AstraZeneca’s Interim Chief Executive Officer, and Mr. Kydonieus contacted Mr. Shaun Grady, AstraZeneca’s Vice President, Strategic Partnering and Business Development, to discuss the potential effects on the planned collaboration of the Company’s proposal that Parent increase its offer price to $32.00 per share.

Following these discussions, later on June 28, 2012, at the request of Mr. Andreotti, Dr. Elliot Sigal contacted Mr. Bradbury and informed him that after careful consideration, Parent was not willing to increase its offer above $31.00 per share in cash. During the conversation, Dr. Sigal expressed Parent’s commitment to complete its due diligence investigation as soon as permitted by the Company and to finalize as soon as possible the terms of the merger agreement, subject to the Company’s agreement to a price per share of $31.00 in cash and the grant to Parent of exclusivity through 12:00 PM on July 2, 2012. Mr. Bradbury indicated that he would need to communicate with members of the Company’s board of directors before he could respond to Dr. Sigal’s proposal.

Later on June 28, 2012, Mr. Bradbury contacted Dr. Sigal to indicate that the Company’s board of directors had authorized him to continue negotiations with Parent based on a price of $31.00 per share, to grant exclusivity to Parent through 12:00 PM on July 2, 2012 and to provide the technical diligence material that had not yet been provided for review. Following this call, review of this technical due diligence information took place involving representatives of the Company, Parent and AstraZeneca.

Also, following the telephone call between Dr. Sigal and Mr. Bradbury, and subsequent telephone calls between representatives of Kirkland & Ellis and Skadden, Arps, Parent and the Company finalized the terms of the exclusivity agreement. The exclusivity agreement granting Parent an exclusive negotiation period until 12:00 PM on July 2, 2012, was executed by the Company and Parent during the evening of June 28, 2012.

During the evening of June 28, 2012, representatives of Kirkland & Ellis and Skadden, Arps met via teleconference to discuss and negotiate the terms and conditions of the merger agreement and related documents.

On the morning of June 29, 2012, Mr. Bradbury contacted both Mr. Andreotti and Dr. Sigal to inform them that the Company Board unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, are advisable, fair to and in the best interests of the Company and the stockholders of the Company, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby and the Merger, on the terms and conditions set forth therein and in accordance with the requirements of the DGCL (such approval constituting approval of the Merger Agreement and the transactions contemplated thereby, for purposes of Section 203 of the DGCL), (iii) directing that the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company for adoption and approval, if required under applicable law, and (iv) subject to the no solicitation provisions of the Merger Agreement, recommending that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger if required by applicable law.

Following the meeting on June 29, 2012 of the Company’s board of directors, representatives of Parent, Kirkland & Ellis, the Company, and Skadden, Arps finalized the terms and conditions of the merger agreement and related documents. The closing price on June 29, 2012, was $28.20 per share.

At approximately 9:00 PM on June 29, 2012, the Company, Parent, and Purchaser executed and delivered the definitive merger agreement as of June 29, 2012.

Later on June 29, 2012, Parent and the Company issued a joint press release announcing the execution of the merger agreement. A copy of the joint press release is attached as an exhibit to the Schedule TO and is incorporated herein by reference.

11. The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit 99(d)(1) to the Schedule TO and is incorporated herein by reference. Copies of the Merger Agreement, the Schedule TO and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 7—“Certain Information Concerning the Company.” Capitalized terms used but not defined herein will have the respective meanings given to them in the Merger Agreement. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable after the date of the Merger Agreement (but in no event later than the seventh business day following the execution of the Merger Agreement).

The obligations of Purchaser and of Parent to cause Purchaser to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Expiration Date are subject only to the satisfaction of the Minimum Condition and the satisfaction or waiver of the other Offer Conditions. The Offer Conditions are for the sole benefit of Parent and Purchaser, and Parent or Purchaser may increase the Offer Price or waive or modify, in whole or in part, at any time or from time to time, in their sole discretion, the Offer Conditions, other than the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company. However, without the prior written consent of the Company, neither Parent nor Purchaser may (i) reduce the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the number of Shares to be purchased by Purchaser in the Offer, (iv) waive or amend the Minimum Condition, (v) add to the Offer Conditions or impose any other conditions to the Offer, (vi) extend the expiration of the Offer except as required or permitted by the Merger Agreement, (vii) otherwise amend, modify or supplement any Offer Condition or any term of the Offer set forth in the Merger Agreement, in each case in a manner adverse to the holders of Shares or (viii) abandon or terminate the Offer, except as expressly provided in the Merger Agreement.

The Merger Agreement provides that the Offer will initially expire at midnight, New York City time, on the 20th business day after the date the Offer is commenced unless the Expiration Date is extended.

Extensions of the Offer. Purchaser is required to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or Nasdaq that is applicable to the Offer. If the Merger Agreement has not otherwise been terminated, Purchaser may, without the consent of the Company, either extend the Offer for one or more consecutive increments of not more than 10 business days each, if at the then-scheduled Expiration Date any Offer Condition has not been satisfied or waived, and/or make available a Subsequent Offering Period under the Exchange Act.

If at any then-scheduled Expiration date any Offer Condition has not been satisfied or waived, Purchaser will, and Parent will cause Purchaser to, extend the Offer at the request of the Company for one or more consecutive increments of not more than 10 business days each (except that the Company will not be obligated to extend the Offer beyond the earlier to occur of the termination of the Merger Agreement and the Outside Date).

If requested by the Company, Purchaser will, and Parent will cause Purchaser to, make available a Subsequent Offering Period of not less than 5 business days and extend such Subsequent Offering Period for an additional five business days; provided that Purchaser will not be required to make available such Subsequent Offering Period or extend such Subsequent Offering Period if Parent and Purchaser, directly or indirectly, own at least 90% of the outstanding Shares prior to the commencement of such Subsequent Offering Period (after taking into account the exercise of the Top-Up Option).

Purchaser will, subject to the terms and conditions of the Merger Agreement, the Offer and the prior satisfaction or waiver of the Offer Conditions, accept for payment and pay for all tendered Shares as soon as practicable after the Expiration Date.

Recommendation. The Company has represented in the Merger Agreement that the Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, are advisable, fair to and in the best interests of the Company and the stockholders of the Company, (ii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option (including the issuance of the Top-Up Shares) and the Merger, on the terms and conditions set forth therein and in accordance with the requirements of the DGCL (such approval constituting approval of the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option and the Merger, for purposes of Section 203 of the DGCL), (iii) directing that the Merger Agreement be submitted to a vote at a meeting of the stockholders of the Company for adoption and approval (unless the Merger is consummated in accordance with Section 253 of the DGCL) and (iv) subject to the no solicitation provisions of the Merger Agreement, recommending that the stockholders of the Company accept the Offer, tender their Shares pursuant to the Offer and vote in favor of the adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger if required by applicable law (the “Company Board Recommendation”). The Company Board Recommendation constitutes a recommendation and approval of the Company Board for purposes of any Takeover Statutes (as defined below). As of the date of the Merger Agreement, none of the foregoing resolutions had been subsequently rescinded, modified or withdrawn. The Company also represented, assuming the accuracy of representations and warranties made by Parent and Purchaser relating to ownership of Shares, the Company Board has taken all actions necessary so that Parent and Purchaser will not be prohibited by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar takeover statute, including Section 203 of the DGCL (collectively, the “Takeover Statutes”), from consummating the transactions contemplated by the Merger Agreement, including the Offer, the Top-Up Option and the Merger.

The Company Board. The Merger Agreement provides that, after the initial acceptance for payment by Purchaser of the tendered Shares pursuant to the Offer (the “Acceptance Time”), Parent will be entitled to elect or designate a number of directors to the Company Board, rounded up to the next whole number, that is equal to the total number of directors on the Company Board (giving effect to any increase described in the next sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent or Purchaser (including shares accepted for payment and, if the Top-Up Option is exercised, the Shares purchased upon the exercise of the Top-Up Option) represents as a fraction of the total number of Shares then outstanding, on a fully diluted basis. Upon Parent’s request, the Company will use its reasonable best efforts to cause Parent’s designees to be elected or appointed to the Company Board, including by increasing the number of directors and/or seeking resignations from incumbent directors. The Company Board will have at least three Independent Directors. The Independent Directors who are members of the Company’s audit committee as of the date of the Merger Agreement will remain as the sole members of the audit committee. If any Independent Director is unable to serve, the remaining Independent Director(s) (or if no Independent Director is then in office, the members of the

Company Board) will be entitled to elect or appoint an individual to fill such vacancy who is unaffiliated with Parent or Purchaser and whose appointment will otherwise satisfy all requirements of Federal Securities Laws and Nasdaq applicable to a member of an audit committee, subject to certain limitations in the Merger Agreement. From and after the time that Parent’s designees constitute a majority of the Company Board, the affirmative vote of a majority of the Independent Directors will be required to (i) amend the Merger Agreement on behalf of the Company or to amend or modify the terms or conditions of the Offer or the Merger, (ii) exercise or waive any of the Company’s rights or remedies under the Merger Agreement, (iii) extend the time for performance of Parent’s or Purchaser’s obligations under the Merger Agreement or (iv) enforce any obligation of Parent or Purchaser under the Merger Agreement.

Employee Matters. The Merger Agreement provides that from and after the Effective Time, Parent or the Surviving Company will honor any Company benefit plan and all obligations thereunder, each as in effect as of the date of the Merger Agreement; however, the Surviving Company may amend or terminate any Company benefit plan in accordance with its terms. During the period after the Effective Date and ending on the first anniversary thereof, Parent or the Surviving Company will provide to each person who is an employee of the Company or any of its subsidiaries immediately prior to the Effective Time and who continues as an employee of the Surviving Company or one of its Affiliates (i) base salary and non-equity based bonus opportunities that are no less favorable in the aggregate than those in effect immediately prior to the Effective Time, (ii) severance benefits that are no less favorable on an individual basis than those that would have been provided under the applicable severance benefit plans, programs, policies, agreements and arrangements as in effect on the date of the Merger Agreement taking into account such employee’s additional service and increased pay levels and (iii) employee benefit plans and arrangements (other than severance, base salary and bonus opportunities, defined benefit pension benefits and any equity-based plans) that are either substantially comparable in the aggregate to those plans or arrangements provided by the Company immediately prior to the Effective Time or the same as those provided to similarly situated employees of Parent. Nothing in the Merger Agreement limits the right of Parent or the Surviving Company, following the Effective Time, to terminate the employment of any employee of the Company or its Affiliates at any time and for any or no reason.

Support Agreement. Concurrently with the execution of the Merger Agreement, each of Daniel M. Bradbury, Mark G. Foletta, Orville G. Kolterman and Mark J. Gergen entered into a Support Agreement with Parent, Purchaser and solely with respect to certain sections thereof, the Company. Pursuant to the Support Agreement, each of these stockholders has agreed, (solely in their capacity as stockholders and, if applicable, holders of stock options) among other things, subject to the termination of the Support Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares owned or thereafter acquired by such stockholder as promptly as practicable (but in no event later than 10 business days after the commencement of the Offer) and not to exercise any appraisal rights in connection with the Merger, (ii) not to transfer any of such stockholder’s equity interests in the Company, including any Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (iii) not to take any action that would interfere with the performance of such stockholder’s obligations under, or the transactions contemplated by, the Support Agreement, (iv) to vote such stockholder’s Shares in support of the Merger in the event that stockholder approval is required to consummate the Merger, (v) to vote against any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (vi) not to solicit, initiate, propose, knowingly encourage or facilitate, or participate in discussions with third parties regarding other proposals to acquire the Company, except as permitted by the Merger Agreement and (vii) to elect to exercise any of the stockholder’s vested options, on a net exercise basis, following the acceptance of the Offer and to transfer those newly-issued Shares to Purchaser. The Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the Offer having been terminated or the Expiration Date having occurred, in each case without acceptance for payment of the stockholder’s Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the stockholder pursuant to the Merger Agreement, and (v) the mutual written consent of the Company, Parent, Purchaser and the stockholders party thereto. Collectively, the stockholders party to the Support Agreement have ownership of an aggregate of 4,823,527 Shares (including Shares represented by vested and unvested options they hold), or approximately 3% of the Shares (taking into account, for purposes of determining the aggregate Shares, the Company’s outstanding shares and assuming the exercise of only the vested and unvested options held by the stockholders who entered into the Support Agreement).

Top–Up Option. Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase a number of newly-issued Shares (the “Top-Up Shares”) equal to the number of Shares that, when added to the number of Shares held by Parent and Purchaser at the time of such exercise, will constitute one Share more than the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 253 of the DGCL (after giving effect to the issuance of Shares pursuant to the exercise of the Top-Up Option). The Top-Up Option is exercisable only once, in whole and not in part, at any time at or prior to the Effective Time, but the Top-Up Option is not exercisable and will terminate (1) at the Acceptance Time if the number of Top-Up Shares issuable upon exercise of the Top-Up Option would exceed the number of authorized but unissued and unreserved Shares (including as authorized and issued, any Shares held in treasury by the Company), (2) if any judgment, injunction, order or decree prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Shares, or (3) upon the termination of the Merger Agreement. The aggregate amount payable to the Company for the Top-Up Shares shall be equal to the product of the number of Top-Up Shares and the Offer Price (the “Top-Up Consideration”). The Top-Up Consideration will consist of an amount equal to the par value of the Top-Up Shares, to be paid in cash and an amount equal to the balance of the Top-Up Consideration, which may be paid in the sole discretion of Parent and Purchaser in cash or by issuance of a promissory note or any combination thereof. Parent, Purchaser and the Company have agreed and acknowledged that in any appraisal proceeding under Section 262 of the DGCL with respect to any dissenting Shares, the Surviving Company will not assert that the Top-Up Option, the Top-Up Shares or any consideration delivered to the Company in payment for such Top-Up Shares should be considered in connection with the determination of fair value of such dissenting Shares.

Short–Form Merger. If, following the Acceptance Time, the expiration of any subsequent offering period and any exercise of the Top-Up Option, the number of Shares beneficially owned by Parent, Purchaser and their respective subsidiaries collectively represents at least 90% of the outstanding Shares, which is the number of Shares necessary for Purchaser to be merged into the Company pursuant to Section 253 of the DGCL without convening a stockholders’ meeting, Purchaser and the Company will take such necessary and appropriate actions in order to cause the “short-form” merger to be completed as promptly as reasonably practicable in accordance with Section 253 without convening a meeting of the Company’s stockholders.

The Merger. The Merger Agreement provides that, following completion of the Offer, subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	Purchaser will be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	the Company will continue as the Surviving Company; and

•

the Surviving Company will possess all properties, rights, privileges, powers and franchises of the Company and Purchaser, and all of the claims, obligations, liabilities, debts and duties of the Company and Purchaser will become the claims, obligations, liabilities, debts and duties of the Surviving Company.

Certificate of Incorporation; By–laws; Directors and Officers of the Surviving Company. At the Effective Time, the Company’s certificate of incorporation will be amended and restated in its entirety to read identically to the certificate of incorporation attached to the Merger Agreement, and the by–laws of the Company will be amended and restated in their entirety to read identically to the by-laws of Purchaser as in effect immediately prior to the Effective Time. The directors of Purchaser immediately prior to the Effective Time will become the directors of the Surviving Company and the officers of the Company immediately prior to the Effective Time will become the officers of the Surviving Company.

Merger Closing Conditions. The respective obligations of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:

•	Purchaser having accepted for payment and purchased all Shares validly tendered and not withdrawn pursuant to the Offer;

•	the approval of the Merger, if required under the DGCL, by the requisite vote of the stockholders of the Company; and

•	the consummation of the Merger is not prohibited by law or order of any court of competent jurisdiction.

Merger Consideration. Each Share issued and outstanding immediately prior the Effective Time (other than Shares held by Parent or Purchaser or in the treasury of the Company which will be canceled and any Shares held by stockholders properly exercising their appraisal rights) will automatically be converted into the right to receive the Offer Price in cash, without interest. At the Effective Time, all Shares converted into the right to receive the Offer Price will automatically be cancelled and cease to exist. Thereafter, any Share certificate or uncertificated Shares represented by book entry will represent the right to receive the Merger Consideration.

Payment for Shares. Parent will designate a bank or trust company (the “Paying Agent”) that is reasonably acceptable to the Company to make payment of the Offer Price. At the Effective Time, Parent will deposit, or cause the Surviving Company to deposit, an amount of cash sufficient to pay the Merger Consideration to which the holders of Shares are entitled.

As soon as reasonably practicable after the Effective Time (and in any event within 3 business days), the Surviving Company will cause the Paying Agent to mail to each holder of Shares a Letter of Transmittal and instructions advising the stockholders how to surrender Share certificates or book entry Shares in exchange for the Merger Consideration. Upon surrender by a holder of a Share certificate to the Paying Agent, together with such validly executed Letter of Transmittal (or in the case of a book entry Share, upon delivery of such Letter of Transmittal or upon the entry through a book-entry transfer agent of the surrender of such book entry Shares on a book-entry account statement), the Paying Agent will, as promptly as practicable after the date of delivery, pay the Merger Consideration that such holder is entitled to receive in exchange therefor. Interest will not be paid or accrue in respect of the Merger Consideration.

Any portion of the cash deposited with the Paying Agent that is not claimed within 12 months following the Effective Time will be returned to Parent upon demand. Any former stockholders will thereafter look only to Parent, and Parent will remain liable, for payment of their claims for the Merger Consideration.

Treatment of Options, RSUs, Deferred Compensation and Employee Stock Purchase Plan. At the Effective Time, each unexercised outstanding option to purchase Shares (a “Company Stock Option”), whether or not vested, will be cancelled in exchange for the right to receive, payable by the Surviving Company, a payment in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such Company Stock Option, multiplied by (ii) the total number of Shares underlying such Company Stock Option, less applicable taxes required to be withheld with respect to such payment. If the exercise price per Share of any Company Stock Option is equal to or greater than the Merger Consideration, such Company Stock Option will be canceled without payment.

At the Effective Time, each outstanding restricted stock unit that has either a time-based vesting schedule or performance-based vesting schedule, whether or not vested, will be cancelled in exchange for the right to receive a payment in cash equal to the product of the Merger Consideration and the number of Shares subject to such restricted stock unit (in the case of performance-based restricted stock units, determined as if the applicable performance objectives had been achieved at the target level), less any applicable withholding taxes.

Following the date of the Merger Agreement, no participant will be permitted to elect to participate in the Company’s 2001 Employee Stock Purchase Plan (the “ESPP”) nor increase their payroll deduction percentages or purchase elections from those in effect on the date of the Merger Agreement, and no purchase period under the

ESPP will commence. Immediately prior to the Effective Time, the ESPP and the offering period then in progress under the ESPP shall terminate and each ESPP participant’s accumulated contributions under the ESPP shall be used to purchase Shares in accordance with the terms of the ESPP as of the end of the final offering period, and the funds, if any, that remain in the participants’ accounts after such purchase shall be returned to the participants.

Representations and Warranties. The Merger Agreement contains representations and warranties made by the Company to Parent and Purchaser and representations and warranties made by Parent and Purchaser to the Company. The purpose of this summary of the Merger Agreement is to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Purchaser made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in confidential disclosure schedules provided by the Company to Parent and Purchaser in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. The Company’s stockholders are not third-party beneficiaries of the Merger Agreement (except that prior to the Effective Time, the Company may pursue certain equitable remedies on their behalf, and after the Effective Time, the stockholders may enforce the provisions in the Merger Agreement relating to the payment of Merger Consideration) and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters related to the Company, such as organization, standing and corporate power;

•	its subsidiaries;

•	its capital structure;

•	the inapplicability of Takeover Statutes to the Offer or the Merger;

•	authority to enter into, and the enforceability and fairness of, the Merger Agreement and the Company’s obligations thereunder;

•	required consents and approvals, and non-violation of agreements, governance documents and laws;

•	public SEC filings, internal controls and compliance with the U.S. Sarbanes-Oxley Act of 2002, as amended;

•	financial statements; absence of certain undisclosed liabilities;

•	the accuracy of information supplied to the other party for inclusion in public SEC filings made in connection with the transaction;

•	the absence of certain changes or events;

•	the absence of litigation matters and other proceedings;

•	material contracts;

•	compliance with laws and regulations, and effectiveness of permits;

•	environmental matters;

•	benefit plans and employment matters;

•	tax matters;

•	real property;

•	intellectual property;

•	voting requirements for the approval of the Merger Agreement and the Merger;

•	finders’ and brokers’ fees and expenses;

•	the expiration and non-renewal of the Company Rights Agreement;

•	the opinion of the Company’s financial adviser; and

•	regulatory compliance.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any event, change, effect, development, state of facts, condition, circumstance or occurrence that, (i) has, or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Company and its subsidiaries, taken as a whole or (ii) would prevent or materially impede, interfere with, hinder or delay the consummation by the Company of the Offer, the Merger or the other transactions contemplated by the Merger Agreement, except, with respect to the event, change, effect, development, state of facts, condition, circumstance or occurrence having the results described in the foregoing clause (i), to the extent that such material adverse effect results from or is attributable to any of the following: (A) any changes in general United States or global economic conditions; (B) any changes in conditions generally affecting the pharmaceutical or biotechnology industries; (C) any decline in the market price or trading volume of the Shares on Nasdaq (provided that the exception in this clause (C) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect); (D) any regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction; (E) any failure, in and of itself, by the Company or its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (E) shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect); (F) the execution and delivery of the Merger Agreement, the performance by any party thereto of its obligations thereunder, or the public announcement or pendency of the Offer, the Merger or any of the other transactions contemplated thereby, including the impact thereof on the relationships, contractual or otherwise, of the Company with its employees or with any other third party, or the initiation of any proceedings against the Company as a result thereof (provided that the exceptions in this clause (F) shall not apply to any representation or warranty regarding the enforceability of the Company’s material contracts (or any portion thereof) to the extent the purpose of such representation or warranty (or any portion thereof) is to address the consequences resulting from the execution and delivery of the Merger Agreement or the performance by the Company of its obligations thereunder); (G) changes or proposed changes in GAAP or in laws applicable to the Company or the enforcement or interpretation thereof; (H) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of the Merger Agreement; or (I) any action required to be taken pursuant to or in accordance with the Merger Agreement or taken at the written request of Parent or Purchaser; except if such event, change, effect, development, state of facts, condition, circumstance or occurrence results from, or is attributable to, any of the matters described in clauses (A), (B), (C), (D), (G) or (H) above and disproportionately affect the Company and its subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and regions in the world or in the industries in which the Company and its subsidiaries conduct business (in which case, only the incremental disproportionate effects (if any) may be taken into account when determining whether there has been, or is or would reasonably expected to be, a Company Material Adverse Effect).

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things:

•	corporate matters related to Parent and Purchaser, such as organization, standing and corporate power;

•	the capitalization and operations of Purchaser;

•	the authority to enter into, and the enforceability of, the Merger Agreement and the Company’s obligations thereunder;

•	required consents and approvals, and non-violation of agreements, governance documents or laws;

•	the accuracy of information supplied to the other party for inclusion in public SEC filings made in connection with the transaction;

•	Parent, Purchaser and their affiliates not being “interested stockholders” as such term is defined in Section 203 of the DGCL;

•	the sufficiency of funds to complete the Offer and the Merger;

•	the absence of litigation and other proceedings; and

•	finders’ and brokers’ fees and expenses.

Conduct of Business of the Company. Pursuant to the Merger Agreement, except as expressly set forth in the disclosure schedules to the Merger Agreement, as expressly contemplated or permitted by the Merger Agreement, or as required by law or consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), during the period from the date of the Merger Agreement to the Acceptance Time, the Company has agreed to, and to cause each of its subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice (including in respect of ongoing research, development and clinical trial activities);

•

use reasonable best efforts to preserve substantially intact its current business organization, to preserve its relationships with governmental authorities, customers, suppliers and other persons having material business dealings with the Company or its subsidiaries; and

•	use commercially reasonable efforts to keep available the services of its current officers and employees.

In addition, during that same period, except as expressly set forth in the disclosure schedules to the Merger Agreement, as expressly contemplated or permitted by the Merger Agreement, or as required by law or consented to in writing by Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Company has agreed not to, and to not permit any of its subsidiaries to, take certain actions with respect to the following, subject to specified thresholds and exceptions:

•	dividends or distributions, stock splits or reclassifications, or purchases or redemptions of stock;

•

issuances of additional shares of stock or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights to acquire stock (other than the issuance of Shares upon the exercise of existing Company Stock Options or other settlement pursuant to existing Company benefit plans);

•	amendments to the organizational documents of the Company and its subsidiaries;

•	acquisitions or purchases (including by merger, consolidation, or acquisition of equity interests or assets);

•	incurrences or redemptions of indebtedness for borrowed money or the making of loans;

•	modifications, amendments, entrance into or waiver of material contracts;

•	grants of equity based or other incentive awards, increases in salaries or bonuses (including pay related to retention, severance or termination), or modification of benefit plans;

•	changes in accounting methods, principles, policies, procedures or practices;

•	changes to tax elections or settlement of tax liabilities;

•	sales, transfers, leases or licenses of assets or grants of liens on any assets (other than permitted liens) other than in the ordinary course of business or in accordance with existing agreements;

•	certain material capital expenditures other than capital expenditures contemplated in the Company’s existing plan for annual capital expenditures for 2012;

•	payments, discharges, settlements or satisfactions of certain material claims or obligations other than in the ordinary course of business or in accordance with existing contracts;

•	settlements, releases, waivers or compromises of pending or threatened proceedings of or against the Company and its subsidiaries;

•	adoption or entry into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	taking of actions that would result in the Offer Conditions not being satisfied or that would reasonably be expected to delay or impair the transactions contemplated by the Merger Agreement;

•	entry into a new line of business;

•	implementation of plant closings and layoffs that could implicate the U.S. Worker Adjustment and Retraining Notification Act of 1988, as amended; or

•	authorizations or agreements to do any of the foregoing actions.

In addition, until the Effective Time, the Company will notify Parent of any significant data relating to Bydureon, Byetta, Symlin and any other product of the Company which contains exenatide as the sole active ingredient (the “Covered Products”), inform Parent and give Parent a reasonable opportunity to review material filings with governmental entities or material correspondence between certain governmental entities and the Company relating to the Covered Products and consult with Parent in connection with any meetings with certain governmental entities with respect to the Covered Products.

Parent and Purchaser have agreed not to consummate any purchase or other acquisition that is reasonably likely to (i) prevent or delay the parties from obtaining any required consents, approvals or similar authorizations from any governmental authority in connection with the consummation of the Offer, Merger or other transactions contemplated by the Merger Agreement, (ii) result in the imposition of a condition on any such consents, approvals or similar authorizations or (iii) otherwise prevent or delay any party to the Merger Agreement from performing its obligations under the Merger Agreement or consummating the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

No Solicitation.

The Company has agreed to immediately cease and cause to be terminated any discussions or negotiations pending as of the date of the Merger Agreement regarding any Competing Proposal (as defined below). Subject to the exceptions described below, the Company has agreed that it and its subsidiaries will not, and that it will instruct and use its reasonable best efforts to cause its subsidiaries and its and their respective representatives not to, directly or indirectly:

•	solicit, initiate or knowingly facilitate or encourage any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, a Competing Proposal;

•

participate in any discussions or negotiations regarding, or furnish to any person (other than Parent, Purchaser or their respective representatives) any confidential information with respect to, any Competing

Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Competing Proposal, subject to certain exceptions as described below, and to notify such person of the existence of the restrictions described in this paragraph;

•

grant any waiver, amendment or release under any standstill or confidentiality agreement (or any standstill or confidentiality provision of any other contract) or Takeover Statutes for the purpose of allowing a third party to make a Competing Proposal; or

•	resolve or propose to do any of the foregoing.

Despite these restrictions, at any time before the Acceptance Time, the Company may, subject to compliance with the terms described in this paragraph and immediately below, provide confidential information in response to a request therefor by a person who has made after the date of the Merger Agreement an unsolicited bona fide written Competing Proposal and/or engage in any discussions or negotiations with any person who has made after the date of the Merger Agreement such a Competing Proposal, if prior to taking any such action:

•

the Company receives from such person an executed confidentiality and standstill agreement containing provisions that are no less favorable to the Company in any substantive respect than those contained in the existing confidentiality agreement between Parent and the Company,

•

the Company Board determines in good faith after consultation with its independent financial and outside legal advisers that such Competing Proposal either constitutes a Superior Proposal (as defined below) or would reasonably be expected to result in a Superior Proposal, and

•

the Company Board determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

With respect to any non-public information regarding the Company provided to any other person pursuant to the foregoing exceptions that was not previously provided to Parent, the Company is required to provide such non-public information to Parent promptly (and in any event within 36 hours) following the date of provision of such information to such other person. The Company has agreed to keep Parent reasonably informed on a current basis of the status and terms of any Competing Proposal (including any material changes to the key terms thereof) and the general status of any discussions and negotiations regarding such Competing Proposal. The Company also agreed to provide Parent with any documents describing or evidencing any such Competing Proposal sent by or provided to the Company or any of its subsidiaries or representatives as promptly as reasonably practicable (and in any event within 24 hours after receipt or delivery thereof).

Change of Recommendation. The Company Board has agreed not to take any of the following actions (each, a “Change of Recommendation”):

•

withhold, withdraw, qualify or modify, in a manner adverse to Parent, the Company Board Recommendation (however, the parties have agreed that the Company Board may refrain from taking any position with respect to a Competing Proposal until the close of business on the 10th business day after the commencement of such Competing Proposal pursuant to Rule 14d-2 under the Exchange Act without such action being considered a Change of Recommendation);

•	approve, recommend, adopt or declare advisable any Competing Proposal, or propose publicly or otherwise to approve, recommend, adopt or declare advisable any Competing Proposal;

•

cause the Company to enter into any contract (other than a confidentiality agreement entered into in compliance with the Company’s obligations in the non-solicitation provisions of the Merger Agreement) concerning a Competing Proposal (an “Alternative Acquisition Agreement”);

•	within 10 business days after Parent so requests in writing, fail to publicly recommend against any Competing Proposal or fail to publicly reaffirm the Company Board Recommendation;

•

fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Competing Proposal subject to Regulation 14D under the Exchange Act within 10 business days after commencement of such Competing Proposal; or

•	fail to include the Company Board Recommendation in the Schedule 14D-9 and the Proxy Statement (if applicable).

Despite these restrictions, at any time prior to the Acceptance Time, the Company Board may:

•

in response to an unsolicited bona fide written Competing Proposal that constitutes a Superior Proposal (which did not arise out of a breach of the non-solicitation provisions of the Merger Agreement) from any person that has not been withdrawn, the Company Board may effect a Change of Recommendation with respect to such Superior Proposal, and/or the Company may terminate the Merger Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal if the Company Board concludes in good faith after consultation with its outside legal counsel that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law .

•

in response to an Intervening Event (as defined below), if the Company Board determines in good faith, after consultation with its outside counsel that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law, take any action specified in the first, fourth or sixth bullets contained under “Change of Recommendation” immediately above (each, an “Intervening Event Change of Recommendation”).

Provided, however, that:

•

the Company will not exercise its right to effect a Change of Recommendation or terminate the Merger Agreement to accept a Superior Proposal until after (i) a period of 3 business days after the Company provides to Parent a written notice (a “Determination Notice”) advising Parent that the Company has determined to effect a Change of Recommendation and/or to terminate the Merger Agreement, including a description of the material terms of the Superior Proposal and the identity of the person making the Superior Proposal and (ii) the Company has negotiated, and has caused its financial and legal advisers to negotiate, during such 3 business day notice period, with Parent and its representatives in good faith (to the extent Parent desires to so negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Competing Proposal would cease to constitute a Superior Proposal; provided that, in the event of any subsequent material revisions to the Competing Proposal that the Company Board has determined to be a Superior Proposal, the Company is required to deliver a new Determination Notice to Parent and to comply with the foregoing requirements with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby. Concurrently with any termination of the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal, the Company will pay to Parent, the Company Termination Fee (as defined below).

•

no Intervening Event Change of Recommendation may be made until after (i) a period of 3 business days after the Company provides to Parent a Determination Notice, which describes the Intervening Event in reasonable detail, (ii) the Company has negotiated with Parent to make such adjustments in the terms and conditions of the Merger Agreement so that the Intervening Event no longer necessitates an Intervening Event Change of Recommendation, and (iii) following such 3 business day period, the Company Board concludes in good faith after consultation with its outside legal counsel that the failure to make an Intervening Event Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable law (after taking into account any revisions to the Merger Agreement made or proposed in writing by Parent).

The Merger Agreement does not prohibit the Company or the Company Board from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) issuing a “stop, look and listen” statement pending disclosure of its position thereunder; provided that the Company Board may only make a Change of Recommendation in connection with the provisions of the Merger Agreement governing such a change.

For purposes of this Offer to Purchase and the Merger Agreement:

•

“Competing Proposal” means any inquiry, proposal or offer relating to (i) a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company; (ii) the acquisition or license of, or proposal or offer by any person to, acquire or license, 20% or more of the assets of the Company and its subsidiaries, taken as a whole; or (iii) the acquisition of, or proposal or offer by any person to, acquire, beneficial ownership of 20% or more of any class of issued and outstanding equity interests in the Company or any of its subsidiaries (by vote or value).

•

“Superior Proposal” means a bona fide written Competing Proposal for or in respect of the acquisition of 50% or more of the outstanding shares of common stock of the Company, which the Company Board determines in good faith, after consultation with the Company’s financial and legal advisers, and considering such factors as the legal, financial, regulatory and other aspects of such Competing Proposal and the Merger Agreement (in each case taking into account any revisions to the Merger Agreement made or proposed in writing by Parent prior to the time of determination) (i) is reasonably likely to be consummated in accordance with its terms without undue delay and (ii) would result in a transaction that is more favorable to holders of Shares from a financial point of view than the transactions contemplated by the Merger Agreement.

•

“Intervening Event” means a material event, development or change in circumstances with respect to the Company occurring or arising after the date of the Merger Agreement and prior to the Acceptance Time, and which was not known and would not reasonably be expected to have been known or foreseen, to or by the Company Board as of or prior to the date of the Merger Agreement and was not known by the Company’s management or reasonably foreseeable as of or prior to the date of the Merger Agreement; provided that in no event shall (1) the receipt, existence or terms of a Competing Proposal, (2) any events, developments or change in circumstances of Parent, (3) clearance of the Offer and the Merger under the HSR Act, or (4) any matter relating to the foregoing or consequence of the foregoing, constitute an Intervening Event.

Efforts to Close the Transaction. In the Merger Agreement, each of the Company, Parent and Purchaser agreed to use its reasonable best efforts to take, or cause to be taken and to do, or cause to be done and to assist and cooperate with the other parties in doing, all things reasonably necessary, proper or advisable under the Merger Agreement and applicable law to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including taking all acts necessary to cause the Offer Conditions and other conditions to the Merger to be satisfied as promptly as reasonably practicable, obtaining all necessary actions or nonactions, waivers, consents and approvals from governmental authorities, and making all necessary registrations and filings and taking all steps necessary to obtain an approval or waiver from, or to avoid a proceeding by, a governmental authority, and executing and delivering any additional instruments necessary to consummate the Offer, the Merger and other transactions contemplated by the Merger Agreement.

As promptly as reasonably practicable, but no later than 10 business days from the date of the Merger Agreement, Parent, Purchaser and the Company will make required filings with the FTC and Antitrust Division of the Department of Justice (the “Antitrust Division”) under the HSR Act and no later than 5 business days from the date of the Merger Agreement duly file any other required filings with governmental authorities with respect to competition matters.

Takeover Provisions. Parent, the Company and their respective boards of directors have agreed to use reasonable best efforts to take all reasonable action necessary to ensure that no Takeover Statute is or becomes applicable to the Merger Agreement, the Support Agreement or the transactions provided for therein, including the Offer, the Top-Up Option and the Merger. If any Takeover Statute becomes applicable to the Merger Agreement, the Support Agreement or the transactions contemplated therein, Parent, the Company and their respective boards of directors will take all reasonable action necessary to ensure that the transactions provided for in the Merger Agreement or the Support Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to minimize the effect of such Takeover Statute on Parent and Purchaser, the Merger Agreement and the transactions provided for therein.

Indemnification and Insurance. Parent and Purchaser have agreed that all rights to indemnification against and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors or officers of the Company as provided in the Company’s certificate of incorporation, the Company’s bylaws, any resolution adopted by the Board of Directors of the Company or certain indemnification agreements, in each case, as in effect immediately prior to the execution and delivery of the Merger Agreement, will be assumed by the Surviving Company in the Merger and will continue in full force and effect in accordance with their terms. For a period of six years after the Effective Time, Parent has agreed to cause the certificate of incorporation and by–laws of the Surviving Company to contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of the indemnified parties than are set forth as of the date of the Merger Agreement in the Company’s certificate of incorporation and by–laws.

In addition, for a period of six years from the Effective Time, Parent has agreed to and will cause the Surviving Company to indemnify and hold harmless each current and former director or officer of the Company or any of its subsidiaries against any losses, claims, damages, liabilities, reasonable and documented costs and expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of such claim, action, suit, proceeding or investigation), judgments, fines and amounts paid in settlement of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on the fact that he or she was a director or officer of the Company or its subsidiary or acts or omissions taken in his or her capacity as a director or officer or at the request of the Company or its subsidiary.

Prior to the Effective Time, the Company will use its reasonable best efforts to (and if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to) obtain and fully pay for “tail” insurance policies with a claims period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as the Company’s policies existing prior to the Effective Time; provided that such “tail” insurance policies shall not require the payment of an aggregate premium in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date of the Merger Agreement for such purpose. If the Company does not obtain such insurance policies at or prior to the Effective Time, then Parent has agreed that from the Effective Time through the sixth anniversary of the Effective Time, the Surviving Company will and the Parent will cause the Surviving Company to maintain in effect the Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance or to purchase comparable directors’ and officers’ liability insurance and fiduciary liability insurance; provided that in no event will the aggregate annual premiums be in excess of 300% of the current aggregate annual premiums paid by the Company for such purpose.

Transaction Litigation. The Company and Parent will give each other the opportunity to participate in the defense, settlement and/or prosecution of any pending or threatened litigation related to the Merger Agreement or the transactions contemplated in the Merger Agreement. Neither the Company nor any of its subsidiaries or representatives may compromise or settle any such litigation without the prior written consent of Parent.

Other Covenants. The Merger Agreement contains other covenants, including covenants relating to calling the stockholders’ meeting to approve the Merger Agreement, if required, the allocation of fees and expenses, the modification or amendment of certain Company benefit plans after the Effective Time, public announcements, stock exchange de-listing, access and confidentiality.

Assumption Agreement. Concurrently with the execution and delivery of the Merger Agreement, the Company entered into an assumption agreement (the “Assumption Agreement”) with Parent. Pursuant to the terms of the Assumption Agreement, Parent agreed to assume, with effect at the Acceptance Time, the Company’s obligations under the Settlement and Termination Agreement, dated November 7, 2011, between the

Company and Eli Lilly and certain agreements entered into by the Company in connection therewith, including a promissory note with Eli Lilly with respect to the Company’s revenue sharing obligation. Parent currently expects to repay the Company’s obligations with respect to the revenue sharing obligation in accordance with the terms of the Settlement and Termination Agreement following the Effective Time.

Repayment of Company Loan. At the Acceptance Time, the Company will pay all outstanding obligations owed pursuant to the Amended and Restated Loan Agreement, dated as of May 7, 2011, between the Company and Eli Lilly. If requested by the Company, Parent will contribute or, at Parent’s election, loan the funds necessary for the Company to repay such obligations. If Parent contributes any funds to the Company to repay Eli Lilly (other than pursuant to a loan), then the Company will issue to Parent a number of Shares equal to the amount contributed divided by the Offer Price.

Convertible Notes. The Company’s 3.00% Convertible Senior Notes due 2014 will be treated in accordance with the terms of its indenture and holders of these notes (the “3.00% Holders”) will be notified of their rights contained in the indenture, including their right to cause the Company to repurchase their notes following the consummation of each of the Offer and the Merger upon the terms and subject to the conditions of the indenture (the “Repurchase Right”). In the event that any 3.00% Holder exercises its Repurchase Right as a result of the consummation of the Offer, at the request of the Company, Parent will contribute or, at Parent’s election, loan the funds necessary for the Company to pay any 3.00% Holder as a result of the exercise of such Repurchase Right. If Parent contributes any such funds to the Company (other than pursuant to a loan), then the Company will issue to Parent a number of Shares equal to the amount contributed divided by the Offer Price.

Termination of the Merger Agreement. The Merger Agreement may be terminated and the Offer abandoned at any time:

•	prior to the Effective Time, by mutual written consent of Parent, Purchaser and the Company;

•	by either Parent or the Company:

•

prior to the Effective Time, if any restraint enjoining or otherwise prohibiting the consummation of the Offer or the Merger shall have become final and nonappealable; provided that the party seeking to terminate the Merger Agreement has complied with its obligations described in “Efforts to Close the Transaction” above.

•

prior to the Acceptance Time, if the Acceptance Time shall not have occurred by the Outside Date (as such date may be extended); provided that this right to terminate the Merger Agreement is not available to any party that has breached its obligations under the Merger Agreement in any manner that shall have been the primary cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before the Outside Date;

•

prior to the Acceptance Time, by Parent, if the Company has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of any Offer Condition and (ii) is incapable of being cured by the Outside Date or, if capable of being cured by the Company by the Outside Date, is not cured by the Company within 30 calendar days after the Company receives written notice of such breach from Parent or Purchaser;

•

prior to the Acceptance Time, by the Company, if (i) Parent or Purchaser has breached any of their respective representations or warranties set forth in the Merger Agreement, which breach would result in any such representations and warranties of Parent or Purchaser set forth in the Merger Agreement not being true and correct as of immediately prior to the Acceptance Time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct as of such dates, individually or in the aggregate, would not materially impede, interfere, hinder or delay the consummation by Parent or Purchaser of the Offer, the Merger of the other transactions contemplated by the Merger Agreement, or (ii) Parent or Purchaser has not in all material respects performed all covenants and agreements required to be performed by them under the Merger Agreement on or prior to the Acceptance Time, in each case which breach or failure to perform is incapable of being cured by Parent or Purchaser by the Outside Date or, if capable of being cured by Parent or Purchaser by the Outside Date, is not cured by Parent or Purchaser, as applicable, within 30 calendar days after Parent or Purchaser, as applicable, receives written notice of such breach from the Company;

•

prior to the Acceptance Time, by Parent, if (i) a Change of Recommendation shall have occurred, (ii) the Company (through its authorized directors or officers) shall have willfully breached or be deemed to have willfully breached in any material respect its obligations under the non-solicitation provisions of the Merger Agreement or (iii) if following the public announcement of a Competing Proposal the Company Board shall have failed to publicly confirm the Company Board Recommendation within 10 business days of its receipt of a written request by Parent that it do so; or

•

prior to the Acceptance Time, by the Company in accordance with the terms and subject to the conditions of its rights to accept a Superior Proposal; provided that this right to terminate the Merger Agreement is conditioned on the concurrent payment by the Company to Parent of the Company Termination Fee.

Effect of Termination. If the Merger Agreement is terminated by either the Company or Parent in accordance with its terms, subject to certain exceptions described below and in the Merger Agreement, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Parent, Purchaser or the Company; provided that, except as described below, nothing herein shall relieve the Company, Parent or Purchaser from liability for any willful and material breach of the Merger Agreement.

Company Termination Fee. For purposes of this Offer to Purchase and the Merger Agreement, the term “Company Termination Fee” means $160,000,000 (inclusive of Parent’s and Purchaser’s expenses), in cash, which amount may become payable by the Company to Parent in certain circumstances described below:

•

In the event the Merger Agreement is terminated by the Company to accept a Superior Proposal, then the Company will, concurrently with such termination immediately pay to Parent, the Company Termination Fee by wire transfer of same-day funds. In the event the Merger Agreement is terminated by Parent due to the occurrence of a Change of Recommendation, willful breach by the Company (through its authorized directors and officers) of the Company’s non-solicitation covenants or the Company’s failure to publicly confirm the Company Board Recommendation within 10 business days of Parent’s request, then the Company will, concurrently with such termination, pay to Parent, the Company Termination Fee.

•

If after the date of the Merger Agreement, a Competing Proposal (which, for purposes of this paragraph will have the meaning described above except that all references to “20%” will be deemed to be references to “50%”) shall have been announced, commenced, publicly disclosed or made known to the Company Board and shall not have been in good faith withdrawn prior to the termination of the Merger Agreement in accordance with its terms, (ii) thereafter, the Merger Agreement is terminated by (A) either Parent or the Company in the event the Acceptance Time does not occur prior to the Outside Date or (B) Parent following the Company’s breach of its representations and warranties or failure to perform any covenants that would give rise to a failure of the Offer Condition regarding the accuracy of such representations and warranties and the performance of such covenants, and such failure is not capable of being cured prior to the Outside Date or, if capable of being cured prior to the Outside Date, within thirty days after the Company receives notice of such breach and (iii) at any time after the date of the Merger Agreement and prior to the expiration of the 12th month after the termination of the Merger Agreement, the Company consummates any Competing Proposal or enters into a definitive agreement related to any Competing Proposal, then the Company will pay Parent the Company Termination Fee on the date of consummation of the transaction contemplated by any Competing Proposal referred to in clause (iii) above.

Reimbursable Expenses. If after the date of the Merger Agreement (i) a Competing Proposal shall have been announced, commenced, publicly disclosed or made known to the Company Board and shall not have been in good faith withdrawn prior to the termination of the Merger Agreement in accordance with its terms, and (ii) thereafter, the Merger Agreement is terminated by Parent following the Company’s breach of its representations and warranties or failure to perform any covenants that would give rise to a failure of the Offer Condition regarding the accuracy of such representations and warranties and the performance of such covenants, and such failure is not capable of being cured prior to the Outside Date or, if capable of being cured prior to the Outside Date, within thirty days after the Company receives notice of such breach, the Company will pay to Parent all reasonable and documented out-of-pocket expenses of Parent and its affiliates in connection with the Merger Agreement and the transactions contemplated thereby, not to exceed $15 million (the “Reimbursable Expenses”

Specific Performance. Each party to the Merger Agreement is entitled to an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement, in addition to any other remedy to which such party is entitled at law or in equity.

Amendment. Subject to applicable law, the Merger Agreement may be amended by the parties at any time before the Effective Time pursuant to a written instrument signed by both parties; provided that from and after the time that Parent’s designees constitute a majority of the Company Board, the affirmative vote of a majority of the Independent Directors will be required to amend the Merger Agreement on behalf of the Company.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

If the Minimum Condition is satisfied, Purchaser will have sufficient voting power to approve the Merger at the Company’s stockholders’ meeting without the affirmative vote of any other stockholder. If Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, Purchaser and the Company will take such necessary and appropriate actions in order to consummate the Merger without a stockholders’ meeting and without the approval of the Company’s stockholders. The Merger Agreement provides that Purchaser will be merged with and into the Company, and, at the Effective Time, the Company’s certificate of incorporation will be amended and restated, to read in its entirety as set forth in a form attached to the Merger Agreement, and the by–laws of the Company will be amended and restated to read in their entirety in the form of the by–laws of Purchaser (except the name of the Surviving Company will be “Amylin Pharmaceuticals, Inc.”). The directors of Purchaser will become the directors of the Surviving Company and the officers of the Company will be the officers of the Surviving Company.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in the Merger. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Shares is less than the Offer Price. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. In the event of the Merger, additional information regarding appraisal rights will be supplied to the stockholders. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e–3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e–3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e–3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. Pursuant to the terms of the Merger Agreement, promptly upon the purchase of and payment for any Shares by Purchaser pursuant to the Offer, Parent currently intends to request that the Company take all necessary action to enable Parent’s designees to be elected or designated to the Company Board, subject to the requirement in the Merger Agreement regarding the presence of at least three Independent Directors until the Effective Time. Purchaser currently intends, as soon as practicable after consummation of the Offer, to consummate the Merger, subject to the satisfaction of certain conditions.

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing.

Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the

Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the Company Board or management of the Company, (iv) any material change in the Company’ capitalization or dividend policy, (v) any other material change in the Company’ corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter–dealer quotation system of a registered national securities association or (vii) a class of equity securities of the Company being eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.

Collaboration with AstraZeneca

Following the completion of the Merger, Parent and AstraZeneca will enter into collaboration arrangements, based on the framework of the existing diabetes alliance, regarding the development and commercialization of the Company’s portfolio of products. Under the collaboration arrangements, Parent and AstraZeneca will share ownership of the patents, trademarks and know-how of the Company. Following completion of the Merger, AstraZeneca will make a payment to the Company, as the Surviving Company, in the amount of approximately $3.4 billion in cash. Profits and losses arising from the collaboration will be shared equally. In addition, AstraZeneca has the option, exercisable at its sole discretion following the closing of the Merger, to establish equal governance rights over key strategic and financial decisions regarding the collaboration, upon the payment to Parent of an additional $135 million. These collaboration arrangements have been approved by the boards of directors of Parent and AstraZeneca PLC.

13. Certain Effects of the Offer.

Market for the Shares. The purchase of Shares by Purchaser pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. The Shares are quoted on Nasdaq. According to the published guidelines of the Financial Industry Regulatory Authority, the Shares might no longer be eligible for continued inclusion in Nasdaq if, among other things, the number of publicly-held Shares falls below 750,000, the aggregate market value of the publicly-held Shares is less than $5 million, or there are fewer than two market makers for the Shares. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered to be publicly-held for this purpose.

If the Shares cease to be listed on the Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the Nasdaq Capital Market, the OTC Bulletin Board or in a local or regional over–the–counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act and other factors.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short–swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e–3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not, and will not allow its subsidiaries to, declare, set aside, establish a record date for, make or pay any dividends on or make any other distribution with respect to the outstanding Shares (other than dividends by a wholly-owned subsidiary of the Company to the Company or another wholly-owned subsidiary of the Company).

15. Certain Conditions of the Offer.

Notwithstanding any other provisions of the Offer, subject to the provisions of the Merger Agreement, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including those relating to the obligation of Purchaser to pay for, or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Purchaser may delay its acceptance for payment of any tendered Shares, if:

•	the Minimum Condition has not been satisfied;

•	any applicable waiting period or approval under the HSR Act (or any other required competition approval) has not expired or been terminated or has not been received;

•

there shall be in effect any order, decree, injunction or ruling by a governmental authority restraining or enjoining or preventing the acceptance for payment of, or the payment for the Shares or otherwise prohibiting consummation of the Offer or any statute, rule or regulation shall have been enacted by a governmental authority that prohibits or makes illegal the acceptance for payment of, or the payment for, the Shares;

•	the Merger Agreement has been terminated in accordance with its terms;

•	any Company Material Adverse Effect has occurred or existed following the execution of the Merger Agreement and is continuing;

•

as of the date of the Merger Agreement and as of the Acceptance Time (in each case, except for any representation or warranty that is expressly made as of the specified date, in which case as of the specified date), (A) any representation or warranty of the Company regarding (i) its organization, standing and corporate power, (ii) subsidiaries, (iii) capital structure or (iv) authority to enter into the Agreement, the Company Board Recommendation and applicability of takeover statues to the Offer, Top-Up Option and the Merger Agreement, is not true and correct in all respects, or (B) any other representation or warranty of the Company contained in the Merger Agreement is not true and correct (without giving effect to any “materiality”, “Company Material Adverse Effect” or similar qualifiers set forth in such representation and warranty) except where the failure of such representations and warranties referred to in this clause (B) to be true and correct, individually or in the aggregate with other such failures, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect;

•

the Company has not performed in all material respects those obligations under the Merger Agreement required to be performed prior to the Acceptance Time and such failure to perform has not been cured prior to the Acceptance Time; and

•

Parent has not received a certificate signed on behalf of the Company by the chief executive officer of the Company to the effect that none of the conditions in the two bullet points immediately above this one shall have occurred and be continuing.

For the purpose of determining whether the Minimum Condition has been satisfied, as described above, Shares tendered in the Offer pursuant to the guaranteed delivery procedures and not actually delivered prior to the Expiration Date are not included.

The Offer Conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent and Purchaser regardless of the circumstances (including action or inaction by Parent or Purchaser other than any action or inaction in breach of the Merger Agreement) giving rise to such condition, in whole or in part at any applicable time or from time to time in its sole discretion prior to the expiration of the Offer, and all conditions (except for the Minimum Condition, which may be waived by Parent and Purchaser only with the prior written consent of the Company) may be waived by Parent and Purchaser, in their sole discretion, in whole or in part at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Stockholder Litigation. Following the announcement of the Merger Agreement, the following putative stockholder class action complaints relating to the Offer and the Merger were filed.

Delaware Litigation

On July 3, 2012, a putative stockholder class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Phillips v. Amylin Pharmaceuticals, Inc., Case No. 7673. The complaint names as defendants the Company, certain officers and directors of the Company Board (the “Individual Defendants”), the Parent and Purchaser. The complaint asserts two causes of action: breach of fiduciary duty against the Individual Defendants and aiding and abetting a breach of fiduciary duty against the Parent and Purchaser. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by causing the Company to enter into the merger agreement, by agreeing to sell the Company at an inadequate price, by failing to maximize the value of the Company and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirors to bid successfully for the Company. Plaintiff seeks an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), and fees and costs associated with prosecuting the action. The Company, Parent and Purchaser believe the plaintiff’s allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit 99(a)(5)(C).

California Litigation

On July 3, 2012, a putative stockholder class action complaint was filed in the Superior Court of the State of California, County of San Diego, captioned Peterson v. Amylin Pharmaceuticals, Inc., Case No. 37-2012-00100092-CU-BT-CTL. The complaint names as defendants the Company, the Individual Defendants, the Parent, Purchaser and Does 1-25. The complaint asserts three causes of action: breach of fiduciary duty against the Individual Defendants and Does 1-15, aiding and abetting a breach of fiduciary duty against the Company, and aiding and abetting a breach of fiduciary duty against Parent, Purchaser and Does 16-25. The complaint includes allegations that the Individual Defendants breached their fiduciary duties by causing the Company to enter into the merger agreement, by agreeing to sell the Company at an inadequate price, by failing to maximize the value of the Company and by agreeing to preclusive deal protection devices that unduly restrict the ability of other potential acquirors to bid successfully for the Company. Plaintiff seeks declaratory judgment, an injunction prohibiting consummation of the proposed transaction, rescission and rescissory damages (to the extent the proposed transaction has already been consummated), imposition of a constructive trust, and fees and costs associated with prosecuting the action. The Company, Parent and Purchaser believe the plaintiff’s allegations lack merit and will vigorously contest them. The foregoing description is qualified in its entirety by reference to the complaint which is filed as Exhibit 99(a)(5)(D).

State Takeover Statutes. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

The company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Top-Up Option, the Support Agreement and the Merger, for purposes of Section 203 of the DGCL.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state Takeover Statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review to the FTC and the Antitrust Division and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15–calendar day waiting period which begins after Parent files a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or Parent receives a request for additional information or documentary material prior to that time. If the 15–calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 PM, Eastern Time, the next business day. The Company must file a Notification and Report Form within 10 calendar days after Parent files its Notification and Report Form. Parent expects to file a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than Monday, July 16, 2012, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 PM, Eastern Time, on the 15th calendar day after such filing, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the 15–calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10–calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10–calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

We believe that the only material regulatory filing that will be required to consummate the offer and the Merger is the filing of a Notification and Report Form pursuant to the HSR Act.

17. Fees and Expenses.

Citigroup Global Markets Inc. is acting as Dealer Manager in connection with the Offer and has provided certain financial advisory services to Parent in connection with the proposed acquisition of the Company, for which services it will receive customary compensation. Parent and Purchaser have agreed to reimburse the Dealer Manager for its reasonable costs and expenses incurred in connection with its engagement and to indemnify the Dealer Manager and certain related parties against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws. The Dealer Manager may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares. In the ordinary course of business, including in their trading and brokerage operations and in a fiduciary capacity, the Dealer Manager and its affiliates may hold positions at any time, both long and short, and may trade or otherwise effect transactions for their own accounts and for those of their customers, in Parent and/or the Company’s securities, including the Shares. As a result, the Dealer Manager and its affiliates at any time may own certain of Parent and/or the Company’s equity securities, including the Shares. In addition, the Dealer Manager and its affiliates may tender Shares into the Offer for their own accounts.

Parent and Purchaser have retained Georgeson, Inc. to be the Information Agent and Wells Fargo Bank, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Dealer Manager and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and to extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d–3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, PURCHASER

Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Parent and the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. The current business address of each person is 345 Park Avenue, New York, New York 10154 and the current phone number is (212) 546–4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Lamberto Andreotti	Director of Parent since 2009.

Chief Executive Officer of Parent since May 2010. President and Chief Operating Officer of Parent from March 2009 until May 2010. Mr. Andreotti has been with Parent for 14 years. From March 2008 to March 2009, Mr. Andreotti served as Executive Vice President and Chief Operating Officer of Parent. From May 2007 until March 2008, he served as Executive Vice President of Parent and Chief Operating Officer of Worldwide Pharmaceuticals, a division of Parent. Mr. Andreotti served as Executive Vice President of Parent and President of Worldwide Pharmaceuticals, from 2005 to 2007 and as Senior Vice President and International President of Worldwide Pharmaceuticals from 2002 to 2005. Mr. Andreotti is a director of E.I. du Pont de Nemours During the last five years Mr. Andreotti served as Vice Chairman of the Board of Directors of Mead Johnson Nutrition Company. Mr. Andreotti is a citizen of Italy.

Lewis B. Campbell	Director of Parent since 1998.

Retired Non–Executive Chairman of Textron Inc., a multi-industry company serving the aircraft, industrial products and components and financial industries. Served as Non-Executive Chairman of Textron Inc. from December 2009 until August 2010. Mr. Campbell served as Chairman and Chief Executive Officer of Textron Inc. from February 1999 until his retirement as Chief Executive Officer in December 2009. Mr. Campbell is on the Board of Trustees of Noblis, Inc., is a Director of Sensata Technologies Holdings N.V., is an adviser to Caldera Ventures, LLC and is a member of The Business Council. During the last five years, he was the Chairman of the Board of Directors of Textron Inc. and a Director of Dow Jones & Co.

James M. Cornelius	Director of Parent since 2005.

Non-Executive Chairman of Parent since May 2010. Served as Chairman and Chief Executive Officer of Parent from February 2008 to May 2010 and served as Chief Executive Officer from September 2006 to February 2008. From November 2005 to April 2006, Mr. Cornelius served as Chairman of the Board and Chief Executive Officer (interim) of Guidant Corporation. He served as Guidant’s Non-Executive Chairman of the Board from 2000 until 2005.

Mr. Cornelius is the Chairman of the Board of Directors of Mead Johnson Nutrition Company and a Director of Given Imaging Ltd. During the last five years, Mr. Cornelius was Vice Chairman of the Board of SpringBoard Medical Innovations, LLC and a Director of DIRECTV Group.

Louis J. Freeh	Director of Parent since 2005.

Mr. Freeh has served as Chairman and Treasurer of the Freeh Group International Solutions, LLC, a consulting firm, and Managing Partner, Freeh Sullivan Sporkin, LLP, a law firm, since 2007. Mr. Freeh served as Vice Chairman, General Counsel, Corporate Secretary and Ethics Officer to MBNA Corporation, a bank holding company, from 2001 until its acquisition by Bank of America in January 2006. He served as FBI Director from 1993 to 2001 and previously as a U.S. District Judge, Assistant U.S. Attorney and FBI Special Agent. Mr. Freeh currently serves as independent compliance monitor to Daimler AG and as Chapter 11 Bankruptcy Trustee for MF Global Holdings Ltd. Mr. Freeh is also an adviser to Millennium Partners, L.P. During the last five years, Mr. Freeh was a Director of Wilmington Trust Corporation, Fannie Mae, Visage Technology, Inc. and L–1 Identity Solutions.

Laurie H. Glimcher, M.D.	Director of Parent since 1997.

Dr. Glimcher has served as the Stephen and Suzanne Weiss Dean of Weill Cornell Medical College and the Cornell University Provost for Medical Affairs since January 2012. Previously, she had been the Irene Heinz Given Professor of Immunology at the Harvard School of Public Health and Professor of Medicine at Harvard Medical School from 1990 to December 2011. She is a Fellow of the American Academy of Arts and Sciences, a Member of the National Academy of Sciences USA, and a Member of the Institutes of Medicine of the National Academy of Sciences. She is also a member of, and a past President of, the American Association of Immunologists. She was elected to the American Society of Clinical Investigation, the American Association of Physicians and the American Association for the Advancement of Science. She is also a Senior Physician and Rheumatologist at Brigham and Women’s Hospital. Dr. Glimcher serves on the Memorial Sloan-Kettering Cancer Center Board of Scientific Consultants and on the Scientific Advisory Boards of the Burroughs-Wellcome Fund, Cancer Research Institute, Immune Disease Institute, Health Care Ventures, Inc., Nodality Inc., Abpro, Inc., Theraclone Sciences, Inc. and American Asthma Foundation. Dr. Glimcher is a Director of Waters Corporation.

Michael Grobstein	Director of Parent since 2007.

Mr. Grobstein is a retired Vice Chairman of Ernst & Young LLP, an independent registered public accounting firm. Mr. Grobstein worked with Ernst & Young from 1964 to 1998, and was admitted as a partner in 1975. He served as Vice Chairman-International Operations from 1993 to 1998, as Vice Chairman-Planning, Marketing and Industry Services from 1987 to 1993, and Vice Chairman-Accounting and Auditing Services from 1984 to 1987. He serves on the Board of Trustees and Executive Committee and is the Treasurer of the Central Park Conservancy. Mr. Grobstein is a Director of Given Imaging Ltd. and Peer Health Exchange, Inc.

Alan J. Lacy	Director of Parent since 2008.

Mr. Lacy has been a Senior Adviser to Oak Hill Capital Partners, L.P., a private equity investment firm, since 2007. From 1994 to 2006, he was employed by Sears, Roebuck and Co., a large retail company, and following its acquisition, Sears Holdings Corporation, a large broadline retailer. Mr. Lacy has held executive level positions in finance and operations, including his service as Chief Executive Officer from 2000 to 2005. He also served as Vice Chairman of Sears Holdings Corporation from 2005 to 2006. He is a former Chairman and current member of the Board of Trustees of the National Parks Conservation Association. Mr. Lacy is a Director of The Hillman Companies, Inc. and Dave & Buster’s Inc. Mr. Lacy is also a Trustee of Fidelity Funds. During the last five years, he was a Director of The Western Union Company.

Vicki L. Sato, Ph.D.	Director of Parent since 2006.

Dr. Sato has been a professor of management practice at the Harvard Business School and Professor of the practice of molecular and cell biology at Harvard University since July 2005. In 2006, Dr. Sato became Special Advisor to Atlas Venture, a global venture capital firm. In 2005, Dr. Sato retired as President of Vertex Pharmaceuticals Incorporated, a global biotechnology company, where she was responsible for research and development, business and corporate development, commercial operations, legal, and finance. Dr. Sato also served as Chief Scientific Officer, Senior Vice President of Research and Development, and Chair of the Scientific Advisory Board at Vertex before being named President in 2000. Dr. Sato is a Director of PerkinElmer Corporation and of Galapagos NV. During the last five years, she was a Director of Alnylam Pharmaceuticals, Inc. and Infinity Pharmaceuticals.

Elliott Sigal, M.D., Ph.D.	Director of Parent since 2011.

Dr. Sigal has been Chief Scientific Officer and President of Research and Development at Parent since October 2004 and an Executive Vice President since November 2006. Dr. Sigal joined Parent in November of 1997 as Vice President of the newly created department of Applied Genomics. Dr. Sigal is a Director of Mead Johnson Nutrition Company.

Gerald L. Storch	Director of Parent since 2012.

Mr. Storch has been Chairman and Chief Executive Officer of Toys’R’Us, Inc. since February 2006. Prior to joining Toys’R’Us, Inc., Mr. Storch served as Vice Chairman of Target Corporation. Prior to joining Target, Mr. Storch was a partner at McKinsey & Company. Mr. Storch is a member of the Committee Encouraging Corporate Philanthropy and is on the board of Toys’R’Us Children’s Fund. Mr. Storch previously served on the compensation committee of another public company.

Togo D. West, Jr.	Director of Parent since 2008.

Secretary West has been Chairman of TLI Leadership Group, a strategic consulting firm since 2006 and Chairman of Noblis, Inc., a nonprofit science and technology company since 2001. From 2004 to 2006, Secretary West was the Chief Executive Officer of the Joint Center for Political and Economic Studies, a nonprofit research and public policy institution. He served as Of Counsel to the Washington, D.C. based law firm of Covington & Burling LLP from 2000 to 2004. Secretary West was Secretary of Veterans Affairs from 1998 to 2000 and U.S. Secretary of the Army from 1993 to 1997. He was formerly a Director of FuelCell Energy, Inc., and Krispy Kreme Doughnuts. In the last five years he was a Director of AbitibiBowater Inc.

R. Sanders Williams, M.D.	Director of Parent since 2006.

Dr. Williams has been President and Robert W. and Linda L. Mahley Distinguished Professor of The J. David Gladstone Institutes, a non-profit research enterprise since March 2010. From 2007 to 2010, Dr. Williams was the Senior Vice Chancellor for Academic Affairs at Duke University Medical Center and Dean of Duke University School of Medicine from 2001 to 2007. Dr. Williams joined the Duke faculty in 1980 as an assistant professor of medicine, physiology and cell biology. Dr. Williams is a consultant to Phrixus, Inc and the Taylor Companies. Dr. Williams is a member of the Institute of Medicine of the National Academy of Sciences and a fellow of the American Association for the Advancement of Science. Dr. Williams is a member of the American Association of Physicians, and has served on the Director’s Advisory Committee of the National Institutes of Health and the Board of External Advisors to the National Heart, Lung and Blood Institute. Dr. Williams is a Director of Laboratory Corporation of America Holdings.

Charles Bancroft	Executive Vice President of Parent as of October 2011, Chief Financial Officer of Parent since April 2010 and a member of the Senior Management Team. Prior to his role as Acting Chief Financial Officer, Mr. Bancroft was Vice President, Finance, Worldwide Pharmaceuticals, a division of Parent.

Giovanni Caforio, M.D.	President, U.S. Pharmaceuticals of Parent and a member of the Senior Management Team. Mr. Caforio leads Parent’s pharmaceutical business in the U.S. He was previously Senior Vice President, Oncology and Immunoscience, Global Commercialization.

Giovanni joined Parent in 2000 as Vice President and General Manager, Italy, in the Worldwide Medicines Group. In 2001, he assumed added responsibility for Greece and Israel, and then all of South East Europe in 2003. In 2004, he was appointed Senior Vice President, European Marketing and Brand Commercialization. In 2007, he was named Senior Vice President, U.S. Oncology. Prior to joining Parent, Giovanni spent 12 years with Abbott Laboratories in a number of leadership positions. Mr. Caforio is a citizen of Italy.

Joseph C. Caldarella	Senior Vice President and Corporate Controller of Parent since 2010. Vice President and Corporate Controller of Parent since 2005.

Béatrice Cazala	Executive Vice President, Commercial Operations since October 2011 and a member of the Senior Management Team. Senior Vice President, Commercial Operations and President, Global Commercialization, Europe and Emerging Markets, of Parent since May 2010. President, Global Commercialization, and President, Europe, of Parent from March 2009 to May 2010 and a member of the Management Council. Ms. Cazala was previously President, EMEA and Asia Pacific, Worldwide Medicines International of Parent. From 1994 to 2000, she served as Vice President and General Manager of UPSA France. In 2000, she became Senior Vice President and General Manager, Pharma/UPSA France and, in 2002, she was appointed Senior Vice President, Northern Europe, based in the U.K. Ms. Cazala is a citizen of France.

John E. Celentano	Senior Vice President, Human Resources, Public Affairs and Philanthropy, of Parent since May 2010 and a member of the Senior Management Team. From 2009 until May 2010, Mr. Celentano served as President, Emerging Markets and Asia Pacific and a member of the Management Council. From March 2008 to March 2009, he served as Senior Vice President of Strategy & Productivity Transformation of Parent. Mr. Celentano was also President of Heath Care Group, a division of Parent, from 2005 until March 2008 and a Director of Parent from September 22, 2005 until May 2008. From 2002 to 2005, Mr. Celentano served as President, Latin America and Canada, Worldwide Medicines Group, a division of Parent.

Francis Cuss, MB BChir, FRCP	Senior Vice President, Research and Development, since May 2010 and a member of the Senior Management Team. From 2006 to May 2010, he served as Senior Vice President, Discovery and Exploratory Clinical Development, of Parent. Prior to 2006, served as Senior Vice President, Drug Discovery, of Parent. Mr. Cuss is a citizen of the U.K.

Brian Daniels, M.D.	Senior Vice President, Global Development and Medical Affairs, Research and Development, of Parent, since 2008 and a member of the Senior Management Team. Prior to 2008, served as Senior Vice President, Global Clinical Development, Research and Development, a division of Parent.

Sandra Leung	General Counsel and Corporate Secretary of Parent, since 2007 and a member of the Senior Management Team. From 2006 to 2007, she served as Vice President, Corporate Secretary and Acting General Counsel of Parent. Prior to 2006, she served as Vice President and Corporate Secretary, Corporate Staff of Parent.

Louis S. Schmukler	Mr. Schmukler joined the Parent in September 2011, as president of Technical Operations, overseeing global manufacturing.

Before joining Parent, Mr. Schmukler led Pfizer’s worldwide biotech manufacturing operations as Senior Vice President, Specialty/Biotechnology Operating Unit. Prior to that, he oversaw global small molecule pharmaceutical manufacturing and Asia Pacific manufacturing for Wyeth, and held earlier leadership positions at Marion Merrell Dow, Hoffman-LaRoche and Novartis/Sandoz.

Paul von Autenried	Senior Vice President and Chief Information Officer of Parent and a member of the Senior Management Team. From 2007 to 2011 served as Vice President and Chief Information Officer.

Prior to joining Parent, Mr. von Autenried held positions with Kraft General Foods, Hewlett-Packard and IBM. He is a member of the Accenture CIO Council, Hewlett-Packard Board of Advisors, Microsoft Pharmaceutical Advisory Council and the Research Board.

Directors and Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Purchaser and the name, citizenship, business address, business phone number, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Purchaser. The current business address of each person is 345 Park Avenue, New York, New York 10154–0037 and the current phone number is (212) 546–4000. Unless otherwise indicated, each such person is a citizen of the United States of America.

Demetrios Kydonieus	Director of Purchaser. Vice President of Purchaser. Vice President, Strategy, Alliances and Transactions of Parent from May 2011 to present, Executive Director, Strategic Transactions Group of Parent from June 2009 until May 2011, and Senior Counsel, Corporate Development, of Parent from January 2008 until June 2009.

Jeffrey Galik	Director of Purchaser. Treasurer of Purchaser. Senior Vice President and Treasurer of Parent since August 2010, Vice President and Treasurer of Parent from January 2008 until August 2010, Vice President and Assistant Treasurer of Parent during January 2008, and Vice President, Finance, Latin America & Canada from July 2006 until January 2008.

John E. Celentano	Director of Purchaser. President of Purchaser. Senior Vice President, Human Resources, Public Affairs and Philanthropy of Parent since 2010, President of President, Emerging Markets and Asia Pacific of Parent from 2009 until 2010, Senior Vice President, Strategy and Productivity Transformation from 2008 until 2009, and President, Health Care Group, a division of Parent from 2005 until 2008.

P. Joseph Campisi, Jr.	Director of Purchaser. Vice President of Purchaser. Vice President and Associate General Counsel, Transactional Practice Group, of Parent since February 2011. Vice President and Assistant General Counsel, Transactional Practice Group, of Parent from December 2009 until February 2011. Vice President and Senior Counsel, Corporate Development, of Parent from August 2003 to December 2009.

David T. Bonk	Vice President of Purchaser. Vice President and Associate General Counsel, Research & Development of Parent from February 2011 to present, Vice President and Associate General Counsel, Transactional Practice Group, of Parent from July 2006 until February 2011.

Katherine R. Kelly	Secretary of Purchaser. Vice President and Assistant General Counsel, Corporate Governance and Securities, of Parent since April 2011. Vice President and Assistant General Counsel, Securities Regulation and Disclosure, of Parent from February 2010 until April 2011. Assistant General Counsel of Parent from December 2009 to February 2010. Senior Counsel of Parent from March 2008 to December 2009. Counsel of Parent from April 2007 to March 2008. Associate Counsel of Parent from August 2005 to April 2007.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

Wells Fargo Bank, N.A.

By Mail:	By Hand or Overnight Courier:

Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, Minnesota 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120

Other Information:

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

199 Water Street, 26th Floor

New York, NY 10038

Banks and Brokers Call: (212) 440-9800

Call Toll Free: (888) 663-7851

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Call: (212) 816-7837